RL-02

POLO RALPH LAUREN speaks to the world in a voice that is authentically American, yet universally appealing. Since its inception 35 years ago, Polo has pursued its vision of the best of America: Individualistic. Spirited. Rugged. Refined.

The ever-expanding world of Polo Ralph Lauren demonstrates our unique ability to create successful and enduring luxury brands. They span a range of categories — menswear, womenswear, accessories, home, fragrance and children's — unparalleled in the industry. Polo connects to how people live, and to how people want to live. It is both obtainable and aspirational.

Driven by Ralph Lauren's leadership and vision, the Polo brand continues to be in demand, both domestically and internationally. With unprecedented appeal, we are extending the vision, expanding the brand and delivering the best of America's spirit to the world.






RALPH LAUREN








POLO


























RALPH LAUREN
Chairman of the Board
Chief Executive Officer

DEAR FELLOW SHAREHOLDERS

This year we celebrate 35 years of the American spirit of Polo Ralph Lauren. After more than three decades, we've grown our brand into an aspirational world of style — menswear, womenswear, accessories, home, fragrance and children's. Polo Ralph Lauren has become an industry leader with worldwide presence and unmatched appeal.

For the first 30 years, our Company grew as a successful private business. In the past five years, we've built a public company that continues to deliver record results.

We have met and surpassed many of our goals. We have doubled revenues and earnings and expanded into 65 countries where our brands represent approximately $10 billion in global retail sales. We have grown the world of Polo Ralph Lauren through creating original designs available in our own luxury stores and in the finest specialty and department stores, both domestic and international.

Today, our global brand is supported by a strong company. The strength of Polo Ralph Lauren has enabled us to endure and to thrive — even through last year's uncertainty.

Despite the difficult environment, we produced stronger profits this year than the previous record year. Our growth during this volatile period speaks to the intelligent management of our increasingly global business. It also confirms that Polo Ralph Lauren understands what people want, both in America and abroad.

Our continuing success is driven by the same passion that fuels our creative spirit — to do things right. From fabric selection to store décor to our company culture, we approach everything with the highest standards. No matter what our customers desire — from cashmere to corduroy — their experience is that Polo Ralph Lauren is tapped into the way they live.

This dedication to being the best is only one of the many ways in which Polo Ralph Lauren is unique. We are unmatched in the breadth of our designs, and in how we've been able to bring our vision of the best of America to people around the world.

In 2001, we made significant strides toward building a stronger global company. We acquired our Italian licensee, allowing us to integrate all facets of our European operations. We added depth to our European management team, and we have strengthened our marketing efforts. In January, we presented our men's Purple Label Collection in Milan, the city that's come to represent the finest in men's luxury design. Our show earned rave reviews in the international press. We made American luxury synonymous with Polo Ralph Lauren.

While our business focus is global, our spirit remains truly American. This was never more in evidence than during the Olympic Games. We were first-time advertisers during the Games, with our Polo.com commercials running throughout the two-week competition. The reactions to our advertisements have been tremendous. People told me how the images in the commercials spoke to them about America as they dream it to be.

We pride ourselves on that association. Being a part of the American spirit is more than our approach to our business; it is an essential part of our identity and our longstanding commitment to the communities where we live, work and do business.

This spirit was invaluable after the attacks on September 11, 2001. I am extremely proud of everyone who works at Polo Ralph Lauren. I admire how they remained focused in the aftermath of our national tragedy. I appreciate the way in which our people supported each other and assisted our friends and neighbors in need. Two days after the terrorist attacks, we established the American Heroes Fund of the Polo Ralph Lauren Foundation. The fund grew to $4 million through the generosity of employees, customers and friends of our Company. In March, we distributed funds to disaster relief groups and dedicated the remaining monies to a college scholarship program we created for the children of victims of September 11th.

Giving back to our communities is not new for Polo. We have supported deserving organizations and projects such as the Ralph Lauren Center for Cancer Care and Prevention in Harlem, the Nina Hyde Center for Breast Cancer Research in Washington and the Star-Spangled Banner restoration, a part of the "Save America's Treasures" campaign. We also established our now-famous Pink Pony campaign, which raises funds to support programs to reduce disparities in cancer care in medically underserved communities.

This year we formalized our philanthropic commitment by establishing the Polo Ralph Lauren Foundation — a charitable foundation that provides financial and volunteer support to not-for-profit organizations focused on health, education and cultural initiatives.

In 2001, we also welcomed Arnold H. Aronson, senior advisor to Kurt Salmon Associates, to our board of directors. I have known and respected Arnold personally and professionally for more than 20 years, and I am pleased that he has joined our board.

We will continue to "do things right" in 2003 and beyond. With confidence and candor, I can say that I expect this year to be our best ever.

Ralph Lauren

RALPH LAUREN
Chairman of the Board
Chief Executive Officer

RL-02

WITH DEMAND FOR THE POLO RALPH LAUREN EXPERIENCE GROWING, WE ARE EXTENDING OUR VISION AND CREATING NEW OPPORTUNITIES.

BRAND EXTENSION

Polo Ralph Lauren has consistently shown the ability to expand our American style by creating luxury and lifestyle brands that inspire people to live their dreams.

Our unique marketing illustrates our talent to increase the desire for our brands by creating a multimedia series of rich, cinematic advertising. In the past year, we focused a sophisticated combination of television and multi-page magazine advertising on the luxurious aspect of our brands. We complemented this advertising with direct mail lifestyle booklets which present our collections within environments that reflect the way people wish to live. And, we have added a new dimension to our conversations with our customers through Polo.com. Online, they can view entire collections, see our latest runway shows and search for products that can be easily ordered. Polo.com provides an invaluable platform for us to extend the reach of the world of Polo Ralph Lauren.

Our Ralph Lauren collections are understood by consumers as our ultimate expression of luxury. In apparel, these labels include Purple Label, Women's Collection and Black Label, representing the finest clothing and furnishings, and using the highest craftsmanship. Our Ralph Lauren Home collection uses the most luxurious fabrications and elegant designs. We showcase these labels in our distinctive retail stores in marquee cities such as New York, London, Beverly Hills, Chicago and in the finest domestic and international specialty stores. Quite simply, these labels — and our Ralph Lauren stores — represent the luxury life.

Our Polo Blue Labels represent the iconic point-of-view of Polo Ralph Lauren. In keeping with the lifestyle needs of our customers, we are extending Blue Label into women's apparel in the fall of 2002. Domestically, Blue Label will be found exclusively in Polo Ralph Lauren stores. Internationally, it will be in 400 specialty and department stores in Europe and will be introduced in Asia and Australia in spring 2003. Ultimately, we plan to develop Polo Blue Label as a viable retail concept that will offer men and women our heritage collections.

We continue to partner with licensees to extend our sensibilities into a wide range of products and aspirational labels. Our successful Lauren for women remains one of the most important brands for department stores. Our new perfume, Glamourous, was one of the top 10 fragrances launched last year. Our Lauren bedding and bath products translate our traditional style into accessible designs.

Beyond successfully managing the extension of Polo brands, we are applying our core competency to Club Monaco. Acquired as a vehicle to target younger, edgier consumers, we are transforming Club Monaco through rebuilding and regeneration. This approach is part of our overall strategy for retail growth and concentrates on three areas: focusing the concept, refining brand presentation and creating an efficient infrastructure.

We have narrowed the focus of Club Monaco's concept, reducing 15 categories to three: men's, women's and accessories. In all of the stores, a single point-of-view is creating better continuity between the advertising images, the store displays and the environment. All of this has been made possible, in part, by the addition of new, experienced management. Our expectation is that Club Monaco's Fiscal 2003 results will reflect these efforts and will regenerate sales growth.

The enduring strength of Polo's lifestyle vision has allowed us to create innovative designs and to expand our brand worldwide. From designing a single tie to building an entire lifestyle, every aspect of our business reflects our uncompromising standard.

GLOBAL EXPANSION

Ralph Lauren was the first designer to expand his vision of American luxury around the world. Today, with approximately $2.6 billion of worldwide retail sales derived from our international business, Polo Ralph Lauren's global presence and appeal is growing stronger than ever.

Two years ago, we purchased our Polo Europe licensee. At the time, European sales had been growing at a modest single-digit rate. In the past year, our European sales grew more than 30% as a result of our direct management of our luxury and lifestyle brands. Last fall, we completed the integration of all facets of our European business with the acquisition of Polo Italy, our licensee for women's apparel throughout Europe and the distribution of our men's products in Italy. With direct control of our women's business, we believe that we can build a significant Collection business across Italy, France, Spain, Germany and the United Kingdom.

This region set the stage for one of Polo Ralph Lauren's biggest marketing successes this past year — our men's Purple Label Collection show in Milan. In a city that has come to represent the best in men's fashions, our show received rave reviews. This reinforced the idea that Europeans believe in Polo's American brand of luxury.

We believe that we are just beginning to realize the enormous opportunities in Western Europe. Although the European apparel market is similar in size and demographics to the U.S. market, Europeans spend a higher portion of their annual income on apparel than U.S. consumers. And with only 50% of our brands available in Europe, we see tremendous, untapped growth opportunities.

In Fiscal 2003, we plan to open new Ralph Lauren stores in Europe and to increase the productivity in the specialty stores that carry our designs. In addition, we are implementing an important infrastructure to support our growth worldwide. Our major initiatives will focus on improving technologies and business processes to support our strong sales growth. These projects include streamlining our supply chain and migrating more of our manufacturing to local markets to improve our fresh flow of deliveries. In addition, we will be developing more efficient operations and hiring key managers who understand local cultures. We believe these efforts will give us the global platform we need to pursue opportunities around the world.

Our successful European growth is complemented by our Asian potential. Japan represents Polo's second-largest market worldwide with retail sales of approximately $1 billion. Last year, Polo Ralph Lauren's Japanese partner, Seibu Department stores, began an aggressive, three-year, $70 million renovation of more than 150 shop-within-shops in Japan. In the stores where renovations were completed and new merchandising strategies were implemented, sales have increased by double digits. The investment and the power of our presentation demonstrate our brand's growing ability to generate new customers and new sales.

Throughout the Pacific Rim, our quintessentially American designs remain in strong demand. Our Hong Kong and Korean businesses, also managed by licensed partners, have experienced double-digit gains in each of the past three years. Growth in Korea remains particularly strong with sales in excess of $100 million.

WITH OUR INTERNATIONAL BUSINESS GROWING AT STRONG DOUBLE-DIGIT RATES, WE ARE MORE FOCUSED THAN EVER ON OUR GLOBAL POTENTIAL.








BURLINGTON
GARDENS W1





FISCAL 2002 WORLDWIDE WHOLESALE NET SALES OF POLO RALPH LAUREN PRODUCTS[1]



41.6% 1
25.4% 2
3 9.4%
4 8.7%
5 8.6%
6 6.3%

1	MEN'S	$	1,937,894
2	WOMEN'S		1,184,623
3	ACCESSORIES		438,089
4	FRAGRANCES		403,497
5	HOME		398,003
6	CHILDREN'S		292,709
	total	$	4,654,815

FISCAL 2002 WORLDWIDE WHOLESALE NET SALES BY GEOGRAPHIC LOCATION[1]



1 72.8%
2 10.5%
3 9.8%
4 3.3%
5 1.8%
6 1.8%

1	UNITED STATES	$	3,387,173
2	JAPAN		490,426
3	EUROPE		455,954
4	PACIFIC RIM / KOREA		155,464
5	OTHER (Australia, South America, etc.)		83,675
6	CANADA		82,123
	total	$	4,654,815

(1) Represents the total wholesale net sales of Polo Ralph Lauren products generated by our wholesale operations and our licensing partners. Wholesale net sales for Ralph Lauren products sold by our licensing partners have been derived from information obtained from our licensing partners. Includes our wholesale sales of $1.1 billion and additional amounts representing transfers of products to our wholly-owned, full-price retail stores at wholesale prices and to our wholly-owned outlet stores at cost.

Note: All numbers are presented in the operational review on an adjusted basis for both Fiscal 2002 and Fiscal 2001. The adjusted figures for Fiscal 2002 exclude the effect of the change in timing for the consolidation of the Company's European operations, as well as a real estate reserve charge and foreign currency gains. The adjusted figures for Fiscal 2001 exclude restructuring and special charges, and foreign currency gains. These adjusted figures are not measures of performance or financial conditions under generally accepted accounting principles and we urge you to review them against our audited consolidated financials and the related notes contained elsewhere in this Annual Report.

In Fiscal 2002, we achieved many of our short-term initiatives and continued to invest in our long-term goals. We managed short-term goals through good expense control and focused capital spending. We significantly reduced our inventories and kept fresh product flowing in the stores. We have developed financial strength and dramatically improved our balance sheet.

Despite a difficult environment, our luxury and lifestyle products continue to be in strong demand and our revenues increased to $2.3 billion. We ended the year with a gross profit margin of 48.3% and we decreased our expenses by 40 basis points to 35.7% of net revenues. Through the strong management of our interest expense and the implementation of an improved tax strategy, our net income rose to a record $168.6 million or $1.71 earnings per diluted share.

In addition, we dramatically improved our financial flexibility by reducing our debt, net of cash, by 71% and by improving our cash flow from operations by 188%, providing us with ample resources to take advantage of future growth opportunities.

While we manage our business as an integrated mosaic, we benchmark our progress through individual segments. In Fiscal 2002, our Wholesale operation increased revenues by 6.1% to $1.1 billion. Sales were driven by a strong demand for our Polo Ralph Lauren brands in Europe and increased sales in our women's Collection business. We ended the year with wholesale operating income of $125.2 million and an 11.2% operating margin. Our strong sales increases in Europe reinforced our belief that Europe will be an important growth vehicle for us. Last fall, we began the integration of all facets of our European wholesale business with the acquisition of the Polo Italy licensee. This gave us direct control of our women's apparel business throughout Europe and the distribution of our men's products in Italy.

Revenues from our Retail operation were $927.5 million, approximately flat compared to last year. Operating income was $23.7 million with an operating margin of 2.6%. Our diverse mix of retail stores provided ballast in the uncertain retail climate experienced last fall. For the first six months, we were seeing improvements in

WHOLESALE NET SALES


$885
$1054
$1118
2000
2001
2002

(Dollars in millions)

RETAIL SALES


$834
$929
$927
2000
2001
2002

(Dollars in millions)

LICENSING REVENUE


$236
$243
$241
2000
2001
2002

(Dollars in millions)

our full-price retail and Club Monaco stores; they were, however, affected by the intensely promotional retail environment exacerbated by the September 11th attacks. Many of our Ralph Lauren stores are located in high-profile tourist locations and 30% of Club Monaco's sales are from their New York stores. As consumers became more value-driven, our outlet business became an even stronger contributor to the profitability of the Retail group. As a result of the increased traffic at outlet centers and the implementation of new merchandising strategies in our stores, we produced strong double-digit comps in outlets in the fourth quarter of Fiscal 2002.

We ended the year with 236 stores, consisting of 39 Polo Ralph Lauren stores, 55 Club Monaco stores, 94 full-line outlet stores, 22 Polo Jeans Co. outlet stores, 16 European outlet stores and 10 Club Monaco outlet stores. During the year, we opened a new Ralph Lauren luxury store on Newbury Street in Boston, and as part of our efforts to increase our luxury brand retail presence in Europe, we bought back our Brussels store.

Our Licensing business — including apparel and accessories, home and international — contributed $241.0 million in royalty revenue with operating income of $139.8 million. We experienced solid improvements in our home business as we completed the transition of our bedding and bath textiles to one licensee. Internationally, we enjoyed solid royalty gains in Japan, Hong Kong and Korea. These gains, however, were offset primarily by the elimination of royalties from the Italian licensee that we acquired in October 2001.

Our sales support groups made important progress during the year in developing an efficient infrastructure and improving business processes for our domestic business. In the next year, we will be devoting considerable effort and appropriate capital spending toward developing a scalable infrastructure necessary to drive our international growth. These initiatives include streamlining our supply chain, manufacturing more in local markets, consolidating our European financial groups and adding new skill sets and talent.

We continued to implement our supply chain strategy, reduced our inventory levels by 15% and increased our inventory turn to 2.91x. These initiatives, as well as our focus on better planning and forecasting, resulted in a 20-day, or 14%, improvement in our cash-to-cash cycle.

YEAR TWO THOUSAND TWO

FINANCIAL REPORT

The following discussion and analysis is a summary and should be read together with our consolidated financial statements and related notes which are included in this Annual Report. We use a 52-53 week fiscal year ending on the Saturday nearest March 31. Fiscal 2002, fiscal 2001 and fiscal 2000 each reflect a 52-week period.

FORWARD-LOOKING STATEMENTS

Various statements in this Annual Report, in future filings by us with the SEC, in our press releases and in oral statements made by or with the approval of authorized personnel constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations and are indicated by words or phrases such as "anticipate," "estimate," "expect," "project," "we believe," "is or remains optimistic," "currently envisions" and similar words or phrases and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that could affect our financial performance or cause actual results to differ from our estimates in, or underlying, such forward-looking statements are set forth under the heading of "Risk Factors."

OVERVIEW

We began operations in 1968 as a designer and marketer of premium quality men's clothing and sportswear. Since our inception, we have grown through increased sales of existing product lines, the introduction of new brands and products, expansion into international markets, development of our retail operations, and acquisitions. Over the last five full fiscal years, our net revenues have grown to approximately $2.4 billion in fiscal 2002, from approximately $1.5 billion in fiscal 1998, while income from operations, excluding restructuring charges, has grown to approximately $309.2 million in fiscal 2002, from approximately $199.8 million in fiscal 1998. Our net revenues are generated from our three integrated operations: wholesale, retail and licensing. The following table sets forth net revenues for the last five fiscal years. Fiscal 2002 reflects the change in the fiscal year end of certain of our European subsidiaries as reported in our consolidated financial statements. See Consolidation of European Entities—Change in Reporting Period.

FISCAL YEAR:

(Dollars in thousands)	2002	2001	2000	1999	1998
WHOLESALE SALES	$ 1,198,060	$ 1,053,842	$ 885,246	$ 859,498	$ 742,674
RETAIL SALES	924,273	928,577	833,980	659,352	570,751
NET SALES	2,122,333	1,982,419	1,719,226	1,518,850	1,313,425
LICENSING REVENUE	241,374	243,355	236,302	208,009	167,119
NET REVENUES	$ 2,363,707	$ 2,225,774	$ 1,955,528	$ 1,726,859	$ 1,480,544

Wholesale net sales result from the sale of our men's and women's apparel to wholesale customers, principally to major department stores, specialty stores and non-company operated Polo Ralph Lauren stores located primarily in Europe and Asia. Net sales for the wholesale division increased to $1.2 billion in fiscal 2002 from $742.7 million in fiscal 1998. This increase was primarily a result of growth in sales of our existing Polo Brands' and Collection Brands' products and the introduction of new brands. The increase also reflects the acquisition of the wholesale operations of Poloco S.A.S., including some of its affiliates, and PRL Fashions of Europe S.R.L. in January 2000 and October 2001, respectively.

We generate retail sales from our full-price Polo Ralph Lauren stores, outlet stores and Club Monaco stores. Net sales for the retail division grew to $924.3 million in fiscal 2002 from $570.8 million in fiscal 1998. This increase was primarily a result of our expansion of our existing retail operations and growth through acquisitions, including the Poloco transaction and our acquisition of Club Monaco in fiscal 2000. Retail sales were essentially flat from fiscal 2001 to fiscal 2002 due to the highly competitive and promotionally driven retail store environment. At March 30, 2002, we operated 236 stores: 6 Ralph Lauren stores, 33 Polo Ralph

Lauren stores, 55 Club Monaco full-price stores, 94 Polo outlet stores, 22 Polo Jeans Co. outlet stores, 16 European outlet stores and 10 Club Monaco outlet stores.

Licensing revenue consists of royalties paid to us under our agreements with our licensing partners. Product, international and Ralph Lauren Home licensing alliances accounted for 51.9%, 25.9% and 22.2% of total licensing revenue in fiscal 2002 and 56.0%, 24.2% and 19.8% of total licensing revenue in fiscal 2001. Through these alliances, we combine our core skills with the product or geographic competencies of our licensing partners to create and develop specific businesses. The growth of existing and development of new businesses under licensing alliances have resulted in an increase in licensing revenue to $241.4 million in fiscal 2002 from $167.1 million in fiscal 1998.

Beginning in fiscal 2000, we have undertaken the following:

- In October 2001, we acquired PRL Fashions of Europe S.R.L., which holds licenses to sell our women's Ralph Lauren apparel in Europe, as well as our men's and boys' Polo Ralph Lauren and our Polo Jeans Co. apparel in Italy.
- In October 2001, we acquired the Ralph Lauren store in Brussels from one of our licensees.
- In February 2000, we announced the formation of Ralph Lauren Media, LLC, a joint venture between ourselves and National Broadcasting Company, Inc. and certain of its affiliated companies. RL Media, in which we have a 50% interest, operates the Polo.com website, which sells Polo Ralph Lauren products. NBC has provided television commercial spots promoting Polo.com, and we provide inventory to RL Media at cost.
- In January 2000, we completed the acquisition of stock and selected assets of Poloco S.A.S. and some of its affiliates, which hold licenses to sell our men's and boys' Polo apparel, our men's and women's Polo Jeans apparel, and some of our accessories in Europe. In addition to acquiring Poloco's wholesale business, we acquired one Polo Ralph Lauren store in Paris and six outlet stores located in France, the United Kingdom and Austria.
- In 1999, we acquired Club Monaco, Inc. Founded in 1985, Club Monaco is an international specialty retailer of casual apparel and other accessories which are sold under the "Club Monaco" brand name and associated trademarks.

In connection with our growth strategies, we plan to introduce new products and brands and expand our retail operations. Implementation of these strategies may require significant investments for advertising, furniture and fixtures, infrastructure, design and additional inventory. Notwithstanding our investment, we cannot assure you that our growth strategies will be successful.

RESTRUCTURINGS AND SPECIAL CHARGES

Fiscal 2001 Restructuring and Special Charges During fiscal 2001, we completed an internal operational review and formalized our plans to enhance the growth of our worldwide luxury retail business, to better manage inventory and increase our overall profitability. The major initiatives of the operational review included:

- refining our retail strategy;
- developing efficiencies in our supply chain; and
- consolidating corporate business functions and internal processes.

We will continue to refine our retail strategy by, among other things, expanding the presence of our full-line luxury stores, both in North America and abroad. In connection with this initiative, we closed all 12 Polo Jeans Co. full-price retail stores, which were underperforming, and 11 underperforming Club Monaco retail stores.

Additionally, as a result of changes in market conditions combined with our change in retail strategy in selected locations in which we operate full-price retail stores, we performed an evaluation of the recoverability of the assets of certain of these stores. We concluded from the results of this evaluation that a significant permanent impairment of long-lived assets had occurred. Accordingly, we recorded a write down of these assets (primarily leasehold improvements) to their estimated fair value based on discounted future cash flows.

In connection with the implementation of the operational review discussed above, we recorded a pre-tax restructuring charge of $128.6 million in our second quarter of fiscal 2001, subsequently adjusted for a $5.0 million reduction of liabilities in the fourth quarter of fiscal 2001. The major components of the charge were asset write downs of $98.8 million, lease and contract termination costs of $15.7 million, severance and termination benefits of $8.0 million and other restructuring costs of $1.1 million. In the fourth quarter of fiscal 2002, we recorded an additional $16.0 million of lease termination costs associated with the closure of our retail stores due to market factors that were less favorable than originally estimated.

The development of operating efficiencies in our worldwide logistics and supply chain management will better support our growing and increasingly global operations. In connection with initiating this aspect of the Operational Plan, we recorded $37.9 million of inventory write downs in our second quarter of fiscal year 2001 associated with our planned acceleration in the reduction of aged inventory, subsequently adjusted for additional write downs of inventory of $3.6 million in the fourth quarter of fiscal 2001.

The implementation of our operational review also included the consolidation of some corporate strategic business functions and internal processes. Costs associated with this aspect of the plan included the termination of operating contracts, streamlining of some corporate and operating functions, and employee-related matters. These costs aggregated $18.1 million and were recorded in selling, general and administrative expenses in fiscal 2001.

Total severance and termination benefits resulting from the Operational Plan related to approximately 550 employees, all of whom have been terminated. Total cash outlays related to the operational review are expected to be approximately $40.7 million, $25.7 million of which had been paid through March 30, 2002. We completed the implementation of our operational review in fiscal 2002 and expect to settle the remaining liabilities in fiscal 2003.

Fiscal 1999 Restructuring During the fourth quarter of fiscal 1999, we formalized our plans to streamline operations within our wholesale and retail operations and reduce our overall cost structure. The major initiatives of our restructuring plan included:

- an evaluation of our retail operations and site locations;
- the realignment and operational integration of our wholesale operating units; and
- the realignment and consolidation of corporate strategic business functions and internal processes.

Costs associated with our restructuring plan included lease and contract termination costs, store fixed assets (primarily leasehold improvements) and intangible asset write downs and severance and termination benefits. In fiscal 2000, we closed three Polo Ralph Lauren stores and three outlet stores that were not performing at an acceptable level and converted two Polo Ralph Lauren stores and five outlet stores to new concepts expected to be more productive.

Our wholesale operations were realigned into two new operating units: Polo Brands and Collection Brands. Aspects of this realignment included:

- the reorganization of the sales force and retail development areas;
- the streamlining of the design and development process; and
- the consolidation of the customer service departments.

We also integrated the sourcing and production of our Polo Brands, outlet store and licensees' products into one consolidated unit. Costs associated with the wholesale realignment consisted primarily of severance and termination benefits and lease and contract termination costs.

Our review of our corporate business functions and internal processes resulted in a new management structure designed to better align businesses with similar functions and to identify and eliminate duplicative processes. Costs associated with the corporate realignment consisted primarily of severance and termination benefits and lease and contract termination costs.

We recorded a restructuring charge of $58.6 million on a pre-tax basis in our fourth quarter of fiscal 1999. The major components of the restructuring charge included lease and contract termination costs of $24.7 million, asset write downs of $17.8 million, severance and termination benefits of $15.3 million and other restructuring costs of $0.8 million. Total severance and termination benefits as a result of our restructuring plan related to approximately 280 employees, all of whom have been terminated. Total cash outlays related to the Restructuring Plan are approximately $39.5 million, $36.8 million of which have been paid through March 30, 2002. We completed the implementation of the Restructuring Plan in fiscal 2000 and expect to settle the remaining liabilities in accordance with contract terms which extend until fiscal 2003.

RESULTS OF OPERATIONS

The table below sets forth the percentage relationship to net revenues of certain items in our consolidated statements of income for our last three fiscal years:

FISCAL YEAR:	2002	2001	2000
NET SALES	89.8%	89.1%	87.9%
LICENSING REVENUE	10.2	10.9	12.1
NET REVENUES	100.0	100.0	100.0
GROSS PROFIT	48.5	47.8	48.7
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	35.4	36.9	35.2
RESTRUCTURING AND SPECIAL CHARGES	0.7	5.6	–
INCOME FROM OPERATIONS	12.4	5.3	13.5
FOREIGN CURRENCY GAINS	0.1	0.2	–
INTEREST EXPENSE	(0.8)	(1.1)	(0.8)
INCOME BEFORE INCOME TAXES	11.7%	4.4%	12.7%

CONSOLIDATION OF EUROPEAN ENTITIES—CHANGE IN REPORTING PERIOD

Effective December 30, 2001, for reporting purposes the Company changed the fiscal year ends of certain of its European subsidiaries as reported in the consolidated financial statements to the Saturday closest to March 31 to conform with the fiscal year end of the Company. Previously, certain of the European subsidiaries were consolidated and reported on a three-month lag with a fiscal year ending December 31. Accordingly, the net activity for the three-month period ended December 29, 2001, for the European subsidiaries that were reported on a three-month lag is reflected as an adjustment to retained earnings in the accompanying financial statements. The following represents summarized results for those European operations for the three-month period ended December 29, 2001:

THREE MONTHS ENDED: (Dollars in millions)	DECEMBER 29, 2001
NET SALES	$ 49.5
GROSS PROFIT	25.5
PRE-TAX LOSS	(0.7)
INCOME TAX BENEFIT	0.3
NET LOSS	(0.4)

The following represents summarized consolidated results for the year ended March 30, 2002 as if the European subsidiaries continued reporting on a three-month lag basis:

FISCAL YEAR ENDED:

(Dollars in millions)	MARCH 30, 2002
WHOLESALE NET SALES	$ 1,118.5
RETAIL NET SALES	927.4
NET SALES	2,045.9
LICENSING REVENUE	241.0
NET REVENUES	2,286.9
GROSS PROFIT	1,105.8
PRE-TAX INCOME	255.5
INCOME TAX PROVISION	95.8
NET INCOME	159.7

FISCAL 2002 COMPARED TO FISCAL 2001

Net Sales Net sales increased 7.1% to $2.1 billion in fiscal 2002 from $2.0 billion in fiscal 2001. Wholesale net sales increased 13.7% to $1.2 billion in fiscal 2002 from $1.1 billion in fiscal 2001. Wholesale growth primarily reflects the benefit from the inclusion of two strong quarters for the periods January through March 2002 and 2001 for certain of the European entities. See Consolidation of European Entities—Change in Reporting Period. The impact of consolidating the European subsidiaries on a March 30 fiscal year resulted in an increase in wholesale revenues of approximately $80.0 million, 7.1%.

Retail sales decreased by less than 1% to $924.3 million in fiscal 2002 from $928.6 million in fiscal 2001. Our Polo Ralph Lauren full-price stores decreased $14.3 million and our Club Monaco stores decreased $8.4 million due to the effects of a promotionally driven and highly competitive retail store environment and the current economic conditions exacerbated by the events of September 11th. Also contributing to the decrease was the closing, in connection with our Operational Plan, of our Polo Jeans Co. full-price retail stores during fiscal 2001, which had sales of $18.0 million during fiscal 2001. These decreases were offset by significant increases in our outlet business of approximately $29.8 million. The impact of consolidating the European subsidiaries on a March 30 fiscal year resulted in a decrease in retail revenues of approximately $3.0 million, less than 1%. See Consolidation of European Entities—Change in Reporting Period.

Comparable store sales, which represent net sales of stores open in both reporting periods for the full portion of such periods, decreased 3.0%. The comparable store declines were due to the effects of a promotionally driven and highly competitive retail environment. At March 30, 2002, we operated 236 stores: 6 Ralph Lauren stores, 33 Polo Ralph Lauren stores, 55 Club Monaco full-price stores, 94 Polo outlet stores, 22 Polo Jeans Co. outlet stores, 16 European outlet stores and 10 Club Monaco outlet stores.

Licensing Revenue Licensing revenue decreased approximately $2.0 million, representing less than a 1% decrease, to $241.4 million in fiscal 2002 from $243.4 million in fiscal 2001. Increases from one licensee within our home collection business and from our international licensed business, particularly in Asia, were offset by decreased royalty revenue from a significant product licensee and decreased royalties from our Italian licensee, the business and certain assets of which we acquired in October 2001. The impact of consolidating the European subsidiaries on a March 30 fiscal year increased licensing revenues by approximately $0.4 million, less than 1%. See Consolidation of European Entities—Change in Reporting Period.

Gross Profit Gross profit as a percentage of net revenues increased to 48.5% in fiscal 2002 from 47.8% in fiscal 2001. This increase was mainly attributable to wholesale gross margins in that $41.5 million of inventory write downs were recorded in fiscal 2001 in connection with the implementation of our operational review and our decision to accelerate the disposition of aged inventory. In addition, retail gross margins decreased 1.4% due to the effects of a promotionally driven and highly competitive retail store environment, resulting in higher markdowns taken. The impact of consolidating the European subsidiaries on a March 30 fiscal year increased gross profit by approximately $41 million, representing less than 4% of total gross profit and less than 0.2 gross percentage points. See Consolidation of European Entities—Change in Reporting Period.

Selling, General and Administrative Expenses Selling, general and administrative expenses as a percentage of net revenues decreased to 35.4% in fiscal 2002 from 36.9% in fiscal 2001. This decrease in selling, general and administrative expenses as a percentage of net revenues was primarily due to a charge of $18.1 million recorded in the second quarter of fiscal 2001 relating to nonrecurring charges associated with targeted opportunities for improvement, including the termination of operating contracts, streamlining of certain corporate and operating functions, and employee-related matters. In addition, the Company has recorded $2.9 million of gain on the sale of our 50% joint venture interest in a 44,000 square-foot building located in the SoHo district of New York City. The impact of consolidating the European subsidiaries on a March 30 fiscal year increased selling, general and administrative expenses by approximately $20 million, less than 3%. See Consolidation of European Entities—Change in Reporting Period.

Interest Expense Interest expense decreased to $19.0 million in fiscal 2002 from $25.1 million in fiscal 2001. This decrease was due to lower levels of borrowings and the repayment of approximately $53 million of short-term borrowings during the fiscal year. In addition, we repurchased $10.6 million of our outstanding debt in fiscal 2002.

Income Taxes The effective tax rate decreased to 37.5% in fiscal 2002 from 39.5% in fiscal 2001, resulting from the implementation of tax strategies.

FISCAL 2001 COMPARED TO FISCAL 2000

Net Sales Net sales increased 15.3% to $2.0 billion in fiscal 2001 from $1.7 billion in fiscal 2000. Wholesale net sales increased 19.0% to $1.1 billion in fiscal 2001 from $885.2 million in fiscal 2000. Wholesale growth primarily reflected the benefit of one year of operations for Poloco's wholesale division included in operating results for the first time in fiscal 2001, resulting in an additional $153.0 million in sales and an approximately 100% increase in unit sales of our luxury products.

Retail sales increased by 11.3% to $928.6 million in fiscal 2001 from $834.0 million in fiscal 2000. This increase was primarily attributable to a $131.7 million benefit from the following:

- new stores opened in fiscal 2001 (37 stores, prior to 34 store closures in late fiscal 2001) with additional sales of $52.4 million;
- a full year of revenues from new stores opened in fiscal 2000 of $40.7 million; and
- the inclusion of the results of one Ralph Lauren and six outlet stores purchased in connection with the acquisition of Poloco with sales of $38.6 million.

Although our stores remained highly productive, comparable store sales decreased by 5.3%. The decline was due to a mature and promotionally driven outlet environment and lower sales in Club Monaco's Canadian stores.

Licensing Revenue Licensing revenue increased 3.0% to $243.4 million in fiscal 2001 from $236.3 million in fiscal 2000. This increase is primarily attributable to increases in sales of existing men's, women's, and children's apparel, accessories and fragrance products. These gains, which resulted in $12.0 million in additional revenue, were partially offset by decreases in sales of Ralph Lauren Home collection products, which resulted in $5.0 million less revenue.

Gross Profit Gross profit as a percentage of net revenues decreased to 47.8% in fiscal 2001 from 48.7% in fiscal 2000. This decrease was mainly attributable to $41.5 million of inventory write downs recorded in fiscal 2001 in connection with the implementation of our operational review and our decision to accelerate the disposition of aged inventory. Excluding these special charges, gross profit as a percentage of net revenues was 49.6%. This improvement reflects increased wholesale gross margins as a result of the acquisition of Poloco, which generates more than 30% higher margins than our domestic wholesale operations. Additionally, gross profit was favorably impacted by the increase in licensing revenue in fiscal 2001 of $7.1 million, which has no associated cost of goods sold. These improvements were offset by declines in our retail gross margins of 1.5 percentage points as we incurred higher markdowns in fiscal 2001.

Selling, General and Administrative Expenses Selling, general and administrative expenses as a percentage of net revenues increased to 36.9% in fiscal 2001 from 35.2% in fiscal 2000. This increase in selling, general and administrative expenses as a percentage of net revenues was partially due to a charge of $18.1 million recorded in the second quarter of fiscal 2001 relating to nonrecurring charges associated with targeted opportunities for improvement, including the termination of operating contracts, streamlining of certain corporate and operating functions, and employee-related matters. Additionally, selling, general and administrative expenses as a percentage of net revenues increased due to an increase in depreciation and amortization expense of $12.0 million, start-up costs associated with the expansion of the Club Monaco retail operations of $8.6 million and expenses of $2.3 million relating to Poloco, which was acquired in the fourth quarter of fiscal 2000.

Interest Expense Interest expense increased to $25.1 million in fiscal 2001 from $15.0 million in fiscal 2000. This increase was due to a higher level of borrowings during the period attributable to the additional financing used for the acquisition of Poloco.

Income Taxes The effective tax rate decreased to 39.5% in fiscal 2001 from 40.8% in fiscal 2000. This decline is primarily a result of the benefit of tax strategies implemented by us.

LIQUIDITY AND CAPITAL RESOURCES

Our cash requirements primarily derive from working capital needs, construction and renovation of shop-within-shops, retail expansion and other corporate activities. Our main sources of liquidity are cash flows from operations, credit facilities and other borrowings.

Net cash provided by operating activities increased to $293.8 million in fiscal 2002 from $100.3 million in fiscal 2001. Net cash provided by operations was positively impacted in fiscal 2002 by increased net income, decreased inventory levels and the collection of the income tax receivable related to fiscal 2001 and negatively impacted by increased accounts receivable.

Net cash used in investing activities decreased to $116.0 million in fiscal 2002 from $131.3 million in fiscal 2001. The decrease primarily resulted from decreased capital expenditures during the year.

Net cash used by financing activities was $40.3 million in fiscal 2002 as compared to $25.9 million in fiscal 2001. This change is primarily due to the repayment of short-term borrowings offset, in part, by the proceeds received in connection with the exercise of stock options.

In June 1997, we entered into a credit facility with a syndicate of banks which provides for a $225.0 million revolving line of credit available for the issuance of letters of credit, acceptances and direct borrowings and matures on December 31, 2002. Borrowings under the syndicated bank credit facility bear interest, at our option, at a base rate equal to the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of one percent, and the prime commercial lending rate of The Chase Manhattan Bank in effect from time to time, or at the Eurodollar Rate (LIBOR) plus an interest margin based on the Federal Reserve Board's "Eurocurrency Liabilities" reserve requirements. The margin was 0.875% as of March 30, 2002.

In March 1999, in connection with our acquisition of Club Monaco, we entered into a $100.0 million senior credit facility with a syndicate of banks consisting of a $20.0 million revolving line of credit and an $80.0 million term loan. The revolving line of credit is available for working capital needs and general corporate purposes and matures on June 30, 2003. The term loan was used to finance the acquisition of all of the outstanding common stock of Club Monaco and to repay indebtedness of Club Monaco. The term loan is also repayable on June 30, 2003. Borrowings under the 1999 syndicated bank credit facility bear interest, at our option, at a base rate equal to the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of one percent, and the prime commercial lending rate of The Chase Manhattan Bank in effect from time to time, or at the Eurodollar Rate (LIBOR) plus an interest margin based on the Federal Reserve Board's "Eurocurrency Liabilities" reserve requirements. The margin was 0.875% as of March 30, 2002. In April 1999, we entered into interest rate swap agreements with a notional amount of $100.0 million to convert the variable interest rate on our 1999 senior credit facility to a fixed rate of 5.5%.

Our 1997 bank credit facility and our 1999 senior bank credit facility require that we maintain:

- a minimum consolidated net worth, and
- a maximum consolidated indebtedness ratio.

Each of these credit facilities also contain covenants that, subject to specified exceptions, restrict our ability to:

- make capital expenditures,
- sell or dispose of our assets,
- incur additional debt,
- incur contingent liabilities and liens,
- merge with or acquire other companies or be subject to a change of control,
- make loans or advances or stock repurchases,
- engage in transactions with affiliates, and
- make investments.

Upon the occurrence of an event of default under each of these credit facilities, the lenders may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and payable. The credit facilities specify a number of events of default, many of which are subject to applicable grace or cure periods, including, among others, the failure to make timely principal and interest payments, to satisfy the covenants, or to maintain the required financial performance requirements described above.

Additionally, the agreements provide that an event of default will occur if Mr. Ralph Lauren and related entities fail to maintain a specified minimum percentage of the voting power of our common stock.

In November 1999, we issued Euro 275.0 million of 6.125% notes due November 2006. Our Euro debt is listed on the London Stock Exchange. The net proceeds from the Euro offering were $281.5 million, based on the Euro exchange rate on the issuance date. Interest on the Euro debt is payable annually. A portion of the net proceeds from the issuance was used to acquire Poloco while the remaining net proceeds were retained for general corporate purposes. We acquired Poloco for an aggregate cash consideration of $209.7 million, plus the assumption of $10.0 million in short-term debt.

During fiscal 2002 and 2001, we repurchased Euro 11.9 million and 27.5 million, or approximately $10.6 million and $25.3 million based on Euro exchange rates at the time of repurchase, of our outstanding Euro debt.

As of March 30, 2002, we had $33 million outstanding in direct borrowings, $80 million outstanding under the term loan and $205 million outstanding in Euro debt, based on the year-end Euro exchange rate. We were also contingently liable for $17.2 million in outstanding letters of credit related primarily to commitments for the purchase of inventory. The weighted-average interest rate on our borrowings at March 30, 2002 was 5.9%.

We recognize foreign currency gains or losses in connection with our Euro debt based on fluctuations in foreign exchange rates. We recorded $1.8 million in foreign currency gains in fiscal 2002 and $5.8 million in foreign currency gains in fiscal 2001.

During the second quarter of fiscal 2001, we completed an internal operational review and formalized our plans to enhance the growth of our international luxury retail business, to better manage inventory and to increase our overall profitability. In connection with the implementation of the operational review, we recorded a pre-tax restructuring charge of $128.6 million in our second quarter of fiscal 2001, subsequently adjusted for a $5.0 million reduction of liabilities in the fourth quarter of fiscal 2001. In the fourth quarter of fiscal 2002, we recorded an additional $16.0 million of lease termination costs associated with the closure of our retail stores due to market factors that were less favorable than originally estimated. On October 18, 2000, we received consent from our lenders under the credit facilities permitting us to incur the charges we recorded in connection with the operational review up to specified thresholds. See Note 3 to our consolidated financial statements.

Total cash outlays related to the Operational Plan are expected to be approximately $40.7 million, $25.7 million of which have been paid through March 30, 2002. We completed the implementation of the Operational Plan in fiscal 2002 and expect to settle the remaining liabilities in fiscal 2003.

During the fourth quarter of fiscal 1999, we formalized our plans to streamline operations within our wholesale and retail operations and reduce our overall cost structure. Total cash outlays resulting from the 1999 restructuring plan are approximately $39.5 million, $36.8 million of which have been paid through March 30, 2002. We completed the implementation of the Restructuring Plan in fiscal 2000 and expect to settle the remaining liabilities in accordance with contract terms which extend until fiscal 2003. See Note 3 to our consolidated financial statements.

From time to time, we make contributions to various charitable organizations. In the quarter ended March 30, 2002, we made a contribution of approximately $8 million to the Polo Ralph Lauren Foundation, which provides philanthropic and volunteer support to organizations focused on health, educational and cultural initiatives.

Capital expenditures were $88.0 million in fiscal 2002, $105.2 million in fiscal 2001 and $122.0 million in fiscal 2000. Capital expenditures primarily reflect costs associated with the following:

- the expansion of our distribution facilities;
- the shop-within-shops development program which includes new shops, renovations and expansions;
- the expansion of our retail operations;
- our information systems; and
- other capital projects.

On October 31, 2001, we completed the acquisition of substantially all of the assets of PRL Fashions of Europe S.R.L., which holds licenses to sell our women's Ralph Lauren apparel in Europe, our men's and boys' Polo Ralph Lauren apparel in Italy, and our men's and women's Polo Jeans Co. collections in Italy. The purchase price was approximately $22.0 million in cash, plus the assumption of certain liabilities and earn-out payments based on achieving profitability targets over the first three years, with a guaranteed minimum annual payment of $3.5 million each year.

In March 1998, our Board of Directors authorized the repurchase, subject to market conditions, of up to $100.0 million of our Class A common stock. Share repurchases were made in the open market over the two-year period which commenced April 1, 1998. The Board of Directors has extended the stock repurchase program through March 31, 2004. Shares acquired under the repurchase program will be used for stock option programs and for other corporate purposes. As of March 30, 2002, we repurchased 3,876,506 shares of our Class A common stock at an aggregate cost of $73.2 million.

We extend credit to our customers, including those who have accounted for significant portions of our net revenues. We had three customers, Dillard Department Stores, Inc., Federated Department Stores, Inc. and The May Department Stores Company, who in aggregate constituted approximately 35% of trade accounts receivable outstanding at March 30, 2002, 52.0% at March 31, 2001 and 54.0% at April 1, 2000. The concentration of our trade accounts receivable has declined in recent periods, and is expected to continue to decline, as we have diversified our distribution channels and the proportion of department stores in our customer mix has declined as a result of our expansion in Europe. Additionally, we had four licensing partners, Jones Apparel Group, Inc., WestPoint Stevens, Inc., Seibu Department Stores, Ltd. and Warnaco, Inc., who in aggregate constituted approximately 55.0%, 53.0% and 58.0% of licensing revenue in fiscal 2002, fiscal 2001 and fiscal 2000. Accordingly, we may have significant exposure in collecting accounts receivable from our wholesale customers and licensees. We have credit policies and procedures which we use to manage our credit risk.

We believe that cash from ongoing operations and funds available under our credit facilities and from our Euro offering will be sufficient to satisfy our current level of operations, capital requirements, the stock repurchase program and other corporate activities for the next 12 months. We do not currently intend to pay dividends on our common stock in the next 12 months.

SEASONALITY AND QUARTERLY FLUCTUATIONS

Our business is affected by seasonal trends, with higher levels of wholesale sales in our second and fourth quarters and higher retail sales in our second and third quarters. These trends result primarily from the timing of seasonal wholesale shipments to retail customers and key vacation travel and holiday shopping periods in the retail segment. As a result of growth in our retail operations and licensing revenue, historical quarterly operating trends and working capital requirements may not be indicative of future performances. In addition, fluctuations in sales and operating income in any fiscal quarter may be affected by the timing of seasonal wholesale shipments and other events affecting retail sales.

Effective December 30, 2001, the Company changed the fiscal year ends of its European subsidiaries as reported in the consolidated financial statements to the Saturday closest to March 31 to conform with the fiscal year end of the Company. Previously, certain of the European subsidiaries were consolidated and reported on the basis of a fiscal year ending December 31. Accordingly, the net activity for the three-month period ended December 29, 2001, for the European subsidiaries that were reported on a three-month lag is reflected as an adjustment to retained earnings in the accompanying financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, our observations of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

Revenue Recognition We recognize sales, including sales made to our customers in connection with our shop-within-shops, upon shipment of products to customers, since title passes upon shipment and, in the case of sales by our retail and outlet stores, when goods are sold to consumers. Allowances for estimated uncollectible accounts, discounts, returns, and allowances are provided when sales are recorded based upon historical experience and current trends. We evaluate the adequacy of the allowances quarterly. While such allowances have been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same allowance rate we have in the past.

Inventories Inventory is valued at the lower of cost or market, cost being determined on the first-in, first-out method. Reserves for slow moving and aged merchandise are provided based on historical experience and current product demand. We evaluate the adequacy of the reserves quarterly. While such markdowns have been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same level of markdowns we have in the past.

Valuation of Long-Lived Assets We assess the carrying value of long-lived and intangible assets, including unamortized goodwill, as current facts and circumstances indicate that they may be impaired. In evaluating the fair value and future benefits of such assets, we perform an analysis of the anticipated undiscounted future net cash flows of the individual assets over the remaining amortization period and would recognize an impairment loss if the carrying value exceeded the expected future cash flows. The impairment loss would be measured based upon the difference between the fair value of the asset and its recorded carrying value.

NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board, or "FASB," issued Statement of Financial Accounting Standards, or "SFAS" No. 141, Business Combinations and SFAS No. 142, Goodwill and other Intangible Assets. In addition to requiring the use of the purchase method for all business combinations, SFAS No. 141 requires intangible assets that meet certain criteria to be recognized as assets apart from goodwill. SFAS No. 142 addresses accounting and reporting standards for acquired goodwill and other intangible assets and generally requires that goodwill and indefinite life intangible assets no longer be amortized but be tested for impairment annually. Intangible assets that have finite lives will continue to be amortized over their useful lives. SFAS No. 141 and SFAS No. 142 are effective for our first quarter in the fiscal year ending March 29, 2003, or for any business combinations initiated after June 30, 2001. As a result of these pronouncements, goodwill arising from the acquisitions of PRL Fashions and the Polo Brussels SA store are not being amortized. We are currently evaluating the impact of adopting these pronouncements on our consolidated financial position and results of operations. We expect a reduction in amortization expense of approximately $9.0 million for fiscal 2003.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the first quarter in the fiscal year ending April 3, 2004. The Company does not expect the adoption of this pronouncement to have a material impact on our consolidated results of operations or financial position.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. However, SFAS No. 144 retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for the first quarter in the fiscal year ending March 29, 2003. We are currently evaluating the impact of adopting this pronouncement on our consolidated results of operations.

In April 2002, the FASB issued SFAS No. 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In addition to amending and rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS No. 145 precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. SFAS No. 145 is effective for our first quarter in the fiscal year ending April 3, 2004. The Company does not expect the adoption of this pronouncement to have a material impact on our consolidated results of operations or financial position.

In April 2001, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 00-25, Vendor Income Statement Characteristics of Consideration Paid to a Reseller of the Vendor's Products. In November 2001, EITF No. 00-25 was codified by the Emerging Issues Task Force in EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). EITF No. 01-09 concluded that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. That presumption is overcome and the consideration characterized as a cost incurred if a benefit is or will be received from the recipient of the consideration if certain conditions are met. The Company adopted this pronouncement in our fourth quarter of the fiscal year ended March 30, 2002, and there was no impact on our consolidated results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in interest rates or foreign currency exchange rates. We manage these exposures through operating and financing activities and, when appropriate, through the use of derivative financial instruments. Our policy allows for the use of derivative financial instruments for identifiable market risk exposures, including interest rate and foreign currency fluctuations. The following quantitative disclosures are based on quoted market prices and theoretical pricing models obtained through independent pricing sources for the same or similar types of financial instruments, taking into consideration the underlying terms and maturities. These quantitative disclosures do not represent the maximum possible loss or any expected loss that may occur, since actual results may differ from those estimates.

Foreign Currency Exchange Rates Foreign currency exposures arise from transactions, including firm commitments and anticipated contracts, denominated in a currency other than an entity's functional currency, and from foreign-denominated revenues translated into U.S. dollars. From time to time, we hedge exposures to foreign currency exchange rate fluctuations with forward foreign exchange contracts. With respect to foreign operations, substantially all of our foreign subsidiaries operate in their respective functional currencies. Our primary foreign currency exposures relate to our Euro debt and Euro investments. The potential loss in value on our Euro debt and Euro investments based on a hypothetical immediate 10.0% adverse change in the Eurodollar Rate would have been $20.5 million and $1.7 million at March 30, 2002, as compared to $21.7 million and $4.5 million at March 31, 2001. As of March 30, 2002, a hypothetical immediate 10.0% adverse change in the Eurodollar Rate on the Euro debt and Euro investments would have a $1.3 million and $0.1 million unfavorable impact on our earnings and cash flows in fiscal 2003.

Interest Rates Our primary interest rate exposure relates to our fixed and variable rate debt. The fair value of our fixed Euro debt was $199.6 million based on its quoted market price as listed on the London Stock Exchange and using Euro exchange rates in effect as of March 30, 2002. The potential loss in value at March 30, 2002, on our fixed Euro debt based on a hypothetical immediate 10.0% adverse change in the interest rate would have been $1.3 million. At March 30, 2002, the carrying value of amounts outstanding of $113.0 million under our variable debt borrowing arrangements under our bank credit facilities approximated their fair value. We employ an interest rate hedging strategy utilizing swaps to effectively fix a portion of our interest rate exposure on our floating rate financing arrangements. At March 30, 2002, we had interest rate swap agreements with a notional amount of $100.0 million which fixed the interest rate on our variable rate debt at 5.5%. As of March 30, 2002, a hypothetical immediate 10.0% adverse change in interest rates relating to our unhedged portion of our variable rate debt would have a $0.1 million unfavorable impact on our earnings and cash flows in fiscal 2003.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF POLO RALPH LAUREN CORPORATION
NEW YORK, NEW YORK

We have audited the accompanying consolidated balance sheets of Polo Ralph Lauren Corporation and subsidiaries (the "Company") as of March 30, 2002, and March 31, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Polo Ralph Lauren Corporation and subsidiaries as of March 30, 2002 and March 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company eliminated the 90-day reporting lag for certain of its European subsidiaries. The results of operations of these subsidiaries for the period October 1, 2001 through December 29, 2001 are reflected as an adjustment to retained earnings in the consolidated financial statements for the year ended March 30, 2002.

As discussed in Note 2 to the consolidated financial statements, effective April 4, 1999, the Company changed its method of accounting for the costs of start-up activities.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

New York, New York
May 21, 2002

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)	MARCH 30, 2002	MARCH 31, 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 238,774	$ 102,219
Accounts receivable, net of allowances of $13,175 and $12,090	353,608	269,010
Inventories	349,818	425,594
Deferred tax assets	17,897	31,244
Prepaid expenses and other	47,960	73,654
TOTAL CURRENT ASSETS	1,008,057	901,721
PROPERTY AND EQUIPMENT, NET	343,836	347,757
DEFERRED TAX ASSETS	58,127	61,056
GOODWILL, NET	273,348	249,391
OTHER ASSETS	66,129	66,168
TOTAL ASSETS	$ 1,749,497	$ 1,626,093
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes and acceptances payable–banks	$ 32,988	$ 86,112
Accounts payable	177,472	178,293
Income tax payable	52,819	–
Accrued expenses and other	128,492	175,172
TOTAL CURRENT LIABILITIES	391,771	439,577
LONG-TERM DEBT	285,414	296,988
OTHER NONCURRENT LIABILITIES	74,117	80,219
COMMITMENTS AND CONTINGENCIES (NOTE 14)		
STOCKHOLDERS' EQUITY:		
Common stock		
Class A, par value $.01 per share; 500,000,000 shares authorized: 36,103,439 and 34,948,730 shares issued	361	349
Class B, par value $.01 per share; 100,000,000 shares authorized: 43,280,021 shares issued and outstanding	433	433
Class C, par value $.01 per share; 70,000,000 shares authorized: 22,720,979 shares issued and outstanding	227	227
Additional paid-in-capital	490,337	463,001
Retained earnings	602,124	430,047
Treasury stock, Class A, at cost (3,876,506 and 3,771,806 shares)	(73,246)	(71,179)
Accumulated other comprehensive loss	(19,799)	(10,529)
Unearned compensation	(2,242)	(3,040)
TOTAL STOCKHOLDERS' EQUITY	998,195	809,309
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,749,497	$ 1,626,093

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

FISCAL YEAR ENDED:

(Dollars in thousands, except share data)	MARCH 30, 2002	MARCH 31, 2001	APRIL 1, 2000
NET SALES	$ 2,122,333	$ 1,982,419	$ 1,719,226
LICENSING REVENUE	241,374	243,355	236,302
NET REVENUES	2,363,707	2,225,774	1,955,528
COST OF GOODS SOLD	1,216,904	1,162,727	1,002,390
GROSS PROFIT	1,146,803	1,063,047	953,138
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	837,591	822,272	689,227
RESTRUCTURING CHARGE	16,000	123,554	–
TOTAL EXPENSES	853,591	945,826	689,227
INCOME FROM OPERATIONS	293,212	117,221	263,911
FOREIGN CURRENCY GAINS	1,820	5,846	–
INTEREST EXPENSE	(19,033)	(25,113)	(15,025)
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	275,999	97,954	248,886
PROVISION FOR INCOME TAXES	103,499	38,692	101,422
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	172,500	59,262	147,464
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAXES	–	–	3,967
NET INCOME	$ 172,500	$ 59,262	$ 143,497
INCOME PER SHARE BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE–BASIC	$ 1.77	$ 0.61	$ 1.49
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAXES, PER SHARE–BASIC	–	–	0.04
NET INCOME PER SHARE–BASIC	$ 1.77	$ 0.61	$ 1.45
INCOME PER SHARE BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE–DILUTED	$ 1.75	$ 0.61	$ 1.49
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAXES, PER SHARE–DILUTED	–	–	0.04
NET INCOME PER SHARE–DILUTED	$ 1.75	$ 0.61	$ 1.45
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING–BASIC	97,470,342	96,773,282	98,926,993
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING–DILUTED	98,522,718	97,446,482	99,035,781

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except share data)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK AT COST SHARES	TREASURY STOCK AT COST AMOUNT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	UNEARNED COMPENSATION	TOTAL
BALANCE AT APRIL 3, 1999	100,382,653	$ 1,004	$ 450,030	$ 227,288	603,864	$ (16,084)	$ –	$ (3,333)	$ 658,905
COMPREHENSIVE INCOME:									
NET INCOME				143,497					
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS, NET OF INCOME TAXES OF $6.2 MILLION							9,655		
TOTAL COMPREHENSIVE INCOME									153,152
REPURCHASES OF COMMON STOCK					2,348,813	(41,262)			(41,262)
RESTRICTED STOCK AMORTIZATION								1,642	1,642
BALANCE AT APRIL 1, 2000	100,382,653	$ 1,004	$ 450,030	$ 370,785	2,952,677	$ (57,346)	$ 9,655	$ (1,691)	$ 772,437
COMPREHENSIVE INCOME:									
NET INCOME				59,262					
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS, NET OF INCOME TAX BENEFIT OF $13.2 MILLION							(20,184)		
TOTAL COMPREHENSIVE INCOME									39,078
REPURCHASES OF COMMON STOCK					819,129	(13,833)			(13,833)
EXERCISE OF STOCK OPTIONS	448,778	4	10,293						10,297
INCOME TAX BENEFIT FROM STOCK OPTION EXERCISES			679						679
RESTRICTED STOCK GRANTS	118,299	1	1,999					(2,000)	–
RESTRICTED STOCK AMORTIZATION								651	651
BALANCE AT MARCH 31, 2001	100,949,730	$ 1,009	$ 463,001	$ 430,047	3,771,806	$ (71,179)	$ (10,529)	$ (3,040)	$ 809,309
COMPREHENSIVE INCOME:									
NET INCOME				172,500					
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS, NET OF INCOME TAX BENEFIT OF $4.6 MILLION							(7,652)		
CUMULATIVE TRANSITION ADJUSTMENT, NET							4,028		
NET UNREALIZED GAINS AND LOSSES ON HEDGES RECLASSIFIED INTO EARNINGS, NET							(4,875)		
UNREALIZED LOSS ON HEDGES, NET							(771)		
TOTAL COMPREHENSIVE INCOME									163,230
REPURCHASES OF COMMON STOCK					104,700	(2,067)			(2,067)
EXERCISE OF STOCK OPTIONS	1,154,709	12	24,474						24,486
INCOME TAX BENEFIT FROM STOCK OPTION EXERCISES			2,862						2,862
NET LOSS OF CERTAIN EUROPEAN SUBSIDIARIES (10/1/01-12/29/01)				(423)					(423)
RESTRICTED STOCK AMORTIZATION								798	798
BALANCE AT MARCH 30, 2002	102,104,439	$ 1,021	$ 490,337	$ 602,124	3,876,506	$ (73,246)	$ (19,799)	$ (2,242)	$ 998,195

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEAR ENDED:

(Dollars in thousands)	MARCH 30, 2002	MARCH 31, 2001	APRIL 1, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
NET INCOME	$ 172,500	$ 59,262	$ 143,497
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Provision for (benefit from) deferred income taxes	21,216	(23,430)	6,761
Depreciation and amortization	83,919	78,599	66,280
Cumulative effect of change in accounting principle	–	–	3,967
Provision for losses on accounts receivable	2,920	547	2,734
Changes in deferred liabilities	(15,628)	(27,989)	3,155
Provision for restructuring	16,000	98,836	–
Foreign currency gains	(1,820)	(5,846)	–
Other	9,173	(9,885)	4,770
Changes in assets and liabilities, net of acquisitions			
Accounts receivable	(92,314)	(68,968)	(32,746)
Inventories	82,721	(44,626)	53,325
Prepaid expenses and other	24,143	(22,967)	1,216
Other assets	6,142	8,042	(9,801)
Accounts payable	(11,001)	30,683	31,281
Accrued expenses and other	(4,213)	28,028	(31,750)
NET CASH PROVIDED BY OPERATING ACTIVITIES	293,758	100,286	242,689
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment, net	(88,008)	(105,170)	(122,010)
Acquisitions, net of cash acquired	(23,702)	(20,929)	(235,144)
Proceeds from restricted cash for Club Monaco acquisition	–	–	44,217
Cash surrender value–officers' life insurance	(4,242)	(5,152)	(5,385)
NET CASH USED IN INVESTING ACTIVITIES	(115,952)	(131,251)	(318,322)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repurchases of common stock	(2,067)	(13,833)	(41,262)
Proceeds from exercise of stock options	24,486	10,297	–
(Repayments of) proceeds from short-term borrowings, net	(52,166)	2,939	(39,400)
Repayments of long-term debt	(10,576)	(25,289)	(37,358)
Proceeds from long-term debt	–	–	319,610
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(40,323)	(25,886)	201,590
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(928)	(5,501)	(5,844)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	136,555	(62,352)	120,113
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	102,219	164,571	44,458
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 238,774	$ 102,219	$ 164,571
SUPPLEMENTAL CASH FLOW INFORMATION:			
CASH PAID FOR INTEREST	$ 20,193	$ 25,318	$ 7,713
CASH PAID FOR INCOME TAXES	$ 58,328	$ 72,599	$ 112,202
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
FAIR VALUE OF ASSETS ACQUIRED, EXCLUDING CASH	$ 49,431	$ –	$ 398,737
LESS:			
Cash paid	23,702	–	235,144
Acquisition obligation	10,500	–	21,637
LIABILITIES ASSUMED	$ 15,229	$ –	$ 141,956

See accompanying notes to consolidated financial statements.

1. BASIS OF PRESENTATION AND ORGANIZATION

(a) Basis of Presentation The consolidated financial statements include the accounts of Polo Ralph Lauren Corporation ("PRLC") and its wholly and majority owned subsidiaries. All intercompany balances and transactions have been eliminated. PRLC and its subsidiaries are collectively referred to herein as "we," "us," "our" and "ourselves."

We have included the March 30, 2002 and December 31, 2000 balance sheets of our wholly owned European subsidiaries in the accompanying March 30, 2002 and March 31, 2001, consolidated balance sheets. We also have consolidated the results of operations of our wholly owned European subsidiaries for the years ended March 30, 2002 and December 31, 2000, in the March 30, 2002 and March 31, 2001 consolidated statements of income, stockholders' equity and cash flows.

(b) Consolidation of European Entities—Change in Reporting Period Effective December 30, 2001, for reporting purposes the Company changed the fiscal year ends of its European subsidiaries as reported in the consolidated financial statements to the Saturday closest to March 31 to conform with the fiscal year end of the Company. Previously, certain of the European subsidiaries were consolidated and reported on a three-month lag with a fiscal year ending December 31. Accordingly, the net activity shown below for the three-month period ended December 29, 2001, for those European subsidiaries is reported as an adjustment to retained earnings in the accompanying financial statements (in millions):

THREE MONTHS ENDED:

(Dollars in millions)	DECEMBER 29, 2001
NET SALES	$ 49.5
GROSS PROFIT	25.5
PRE-TAX LOSS	(0.7)
INCOME TAX BENEFIT	0.3
NET LOSS	(0.4)

Net income for the year ended March 30, 2002, for the consolidated Company as if the European subsidiaries remained on a three-month lag would have been $159.7 million.

(c) Acquisitions and Joint Venture On October 31, 2001, the Company completed the acquisition of substantially all of the assets of PRL Fashions of Europe S.R.L. ("PRL Fashions" or "Italian Licensee") which held licenses to sell our women's Ralph Lauren apparel in Europe, our men's and boys' Polo Ralph Lauren apparel in Italy and men's and women's Polo Jeans Co. collections in Italy. The purchase price of this transaction was approximately $22.0 million in cash plus the assumption of certain liabilities and earn-out payments based on achieving profitability targets over the first three years with a guaranteed minimum annual payment of $3.5 million each year.

The assets acquired of $15.1 million and liabilities assumed of $15.1 million were recorded at estimated fair values as determined by the Company's management based on information currently available. Goodwill of approximately $33.5 million has been recognized for the excess of the purchase price over the preliminary estimate of fair market value of the net assets acquired.

The Company is in the process of obtaining independent appraisals of the intangible assets acquired. Accordingly, the allocation of the purchase price is subject to revision, which is not expected to be material, based on the final determination of appraised and other fair values.

On October 22, 2001, we acquired the Polo Brussels SA store from one of our licensees. The purchase price of this transaction was approximately $3.0 million in cash, which was primarily allocated to goodwill. The sales and total assets were not material. The pro forma effect of these two acquisitions on the historical results were not material.

Consistent with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets, these acquisitions were accounted for as purchases and the goodwill recorded is not being amortized.

On February 7, 2000, we announced the formation of Ralph Lauren Media, LLC ("RL Media"), a joint venture between National Broadcasting Company, Inc. and certain affiliated companies ("NBC") and ourselves. RL Media was created to bring our American lifestyle experience to consumers via multiple media platforms, including the Internet, broadcast, cable and print. Under the 30-year joint venture agreement, RL Media is owned 50% by us and 50% by NBC. In exchange for a 50% interest, we provide marketing through our annual print advertising campaign, make our merchandise available at initial cost of inventory and sell RL Media's excess inventory through our outlet stores, among other things. NBC will contribute $110.0 million of television and online advertising. NBC will also contribute $40.0 million in online distribution and promotion and a cash funding commitment up to $50.0 million. Under the terms of the joint venture agreement, for tax purposes, we will not absorb any losses from the joint venture up to the first $50.0 million incurred and will share proportionately in the net income or losses thereafter. Additionally, we will receive a royalty on the sale of our products by RL Media based on specified percentages of net sales over a predetermined threshold, subject to certain limitations; to date, no such royalty income has been recognized. RL Media's managing board has equal representation from NBC and us. The joint venture has been accounted for under the equity method from the effective date of its formation. Our financial basis in RL Media is zero. Our equity in the net assets of RL Media is less than our financial basis. We have not recognized any losses in excess of our financial basis since there are no financial guarantees, commitments or obligations to fund the operations of RL Media.

On January 6, 2000, we completed the acquisition of stock and certain assets of Poloco S.A.S. and certain of its affiliates ("Poloco"), which hold licenses to sell our men's and boys' apparel, our men's and women's Polo Jeans apparel, and certain of our accessories in Europe. In addition to acquiring Poloco's wholesale business, we acquired one flagship store in Paris and six outlet stores located in France, the United Kingdom and Austria. We acquired Poloco for an aggregate cash consideration of $209.7 million, plus the assumption of $10.0 million in short-term debt. We used a portion of the net proceeds from the Eurobond Offering (as defined) to finance this acquisition. During the quarter ended July 1, 2000, the final 10% of the acquisition price for Poloco in the amount of $20.9 million was distributed in accordance with the terms of the agreement. This acquisition has been accounted for as a purchase. The purchase price has been allocated based upon the fair values of the net assets acquired at the date of acquisition. This allocation resulted in an excess of purchase price over the estimated fair value of net assets acquired of $198.3 million, which has been recorded as goodwill and, until the adoption of SFAS No. 142, is being amortized on a straight-line basis over an estimated useful life of 40 years.

The following table sets forth unaudited pro forma combined statement of income information for fiscal 2000 had the acquisition of Poloco occurred at the beginning of the period:

FISCAL YEAR:

(Dollars in thousands, except per share data)	2000 (UNAUDITED)
PRO FORMA NET REVENUES	$ 2,135,736
PRO FORMA NET INCOME	162,398
PRO FORMA NET INCOME PER SHARE–BASIC AND DILUTED	$ 1.64

The unaudited pro forma information above has been prepared for comparative purposes only and includes certain adjustments to our historical statements of income, such as additional amortization as a result of goodwill and increased interest expense on acquisition debt. The results do not purport to be indicative of the results of operations that would have resulted had the acquisition occurred at the beginning of the period, or of future results of operations of the consolidated entities.

On April 6, 1999, PRL Acquisition Corp., a Nova Scotia unlimited liability corporation and our wholly owned subsidiary, acquired, through a tender offer, 98.83% of the outstanding shares of Club Monaco Inc. ("Club Monaco"), a corporation organized under the laws of the Province of Ontario, Canada. On May 3, 1999, PRL Acquisition Corp. acquired the remaining outstanding 1.17% shares pursuant to a statutory compulsory acquisition. The total purchase price was $51.0 million in cash based on foreign exchange rates in effect on the dates indicated. We used funds from our credit facility to finance this acquisition and to repay in full assumed debt of Club Monaco of $35.0 million. We have accounted for this acquisition as a purchase and have consolidated the operations of Club Monaco in the accompanying financial statements from the effective date of the transaction. The purchase price has been allocated based upon the fair values of the net assets acquired at the date of the acquisition. This allocation resulted in an excess of purchase price over the estimated fair value of net assets acquired of $44.5 million, which has been recorded as goodwill and, until the adoption of SFAS No. 142, is being amortized on a straight-line basis over an estimated useful life of 40 years.

(d) Business We design, license, contract for the manufacture of, market and distribute men's and women's apparel, accessories, fragrances, skin care products and home furnishings. Our sales are principally to major department and specialty stores located throughout the United States and Europe. We also sell directly to consumers through full-price, flagship, outlet and Club Monaco stores located throughout the United States, Canada, Europe, Great Britain and Asia.

We are party to licensing agreements which grant the licensee exclusive rights to use our various trademarks in connection with the manufacture and sale of designated products in specified geographical areas. The license agreements typically provide for designated terms with renewal options based on achievement of specified sales targets. The agreements also require that certain minimum amounts be spent on advertising for licensed products. Additionally, as part of the licensing arrangements, each licensee is typically required to enter into a design services agreement pursuant to which design and other creative services are provided. The license and design services agreements provide for payments based on specified percentages of net sales of licensed products. Additionally, we have granted royalty-free licenses to independent parties to operate Polo stores to promote the sale of our merchandise and our licensees' merchandise both domestically and internationally.

A significant amount of our products are produced in the Far East, through arrangements with independent contractors. As a result, our operations could be adversely affected by political instability resulting in the disruption of trade from the countries in which these contractors are located, by the imposition of additional duties or regulations relating to imports, by the contractors' inability to meet our production requirements or by other factors.

2. SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year Our fiscal year ends on the Saturday nearest to March 31. All references to "2002", "2001" and "2000" represent the 52-week fiscal years ended March 30, 2002, March 31, 2001, and April 1, 2000. Fiscal 2002, 2001 and 2000 reflect a 52-week period.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates embodied in the consolidated financial statements include reserves for accounts receivable, inventories, taxes, restructuring, and the accrual for licensing income received.

Cash and Cash Equivalents Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less, including investments in debt securities. Our investments in debt securities are diversified among high-credit quality securities in accordance with our risk management policy and include corporate debt securities, commercial paper and money market funds.

Inventories Inventories are valued at the lower of cost (first-in, first-out, "FIFO," method) or market.

Store Pre-opening Costs Effective April 4, 1999, we adopted the provisions of Statement of Position No. 98-5 ("SOP No. 98-5"), Reporting on the Costs of Start-up Activities. SOP No. 98-5 requires that costs of start-up activities, including store pre-opening costs, be expensed as incurred. Prior to the adoption of SOP No. 98-5, our accounting policy was to capitalize store pre-opening costs as prepaid expenses and amortize such costs over a 12-month period following store opening. As a result of adopting SOP No. 98-5, we recorded a charge of $4.0 million, after taxes, in fiscal 2000 as the cumulative effect of a change in accounting principle in the accompanying consolidated financial statements.

Property, Equipment, Depreciation and Amortization Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets on a straight-line basis. The range of useful lives is as follows: buildings—37.5 years; furniture and fixtures and machinery and equipment—3 to 10 years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the related lease or the estimated useful life (up to 28 years). Major additions and betterments are capitalized, and repairs and maintenance are charged to operations in the period incurred. We capitalize our share of the cost of outfitting shop-within-shops' fixed assets within furniture and fixtures. These assets are amortized using the straight-line method over their estimated useful lives of 3 to 5 years.

Goodwill Goodwill represents the excess of purchase cost over the fair value of net assets of businesses acquired. We amortized goodwill on a straight-line basis over its estimated useful life, ranging from 11 to 40 years. Amortization expense was $9.0 million, $8.0 million and $3.7 million in fiscal 2002, 2001 and 2000. Accumulated amortization was $23.7 million and $13.9 million at March 30, 2002 and March 31, 2001. For fiscal years going forward, consistent with the requirements of SFAS No. 142, goodwill will no longer be amortized but will be tested for impairment annually.

Impairment of Long-Lived and Intangible Assets We assess the carrying value of long-lived and intangible assets, including unamortized goodwill, as current facts and circumstances indicate that they may be impaired. In evaluating the fair value and future benefits of such assets, we perform an analysis of the anticipated undiscounted future net cash flows of the individual assets over the remaining amortization period and would recognize an impairment loss if the carrying value exceeded the expected future cash flows. The impairment loss would be measured based upon the difference between the fair value of the asset and its recorded carrying value. See Note 3 for long-lived and intangible asset write downs recorded in connection with our fiscal 2001 Operational Plan (as defined—see Note 3) and fiscal 1999 Restructuring Plan (as defined—see Note 3).

Officers' Life Insurance We maintain key man life insurance policies on several of our senior executives, the majority of which contain split dollar arrangements. The key man policies are recorded at their cash surrender value, while the policies with split dollar arrangements are recorded at the lesser of their cash surrender value or premiums paid. Amounts recorded under these policies aggregated $46.3 million and $42.0 million at March 30, 2002, and March 31, 2001, and are included in other assets in the accompanying consolidated balance sheets.

Revenue Recognition Sales, including sales made to customers in connection with our shop-within-shops, are recognized upon shipment of products to customers since title passes upon shipment and, in the case of sales by our retail and outlet stores, when goods are sold to consumers. Allowances for estimated uncollectible accounts, discounts, returns and allowances are provided when sales are recorded. Licensing revenue is recognized based upon shipment of licensed products sold by our licensees, net of allowances.

Advertising We expense the production costs of advertising, marketing and public relations expenses upon the first showing of the related advertisement. We expense the costs of advertising paid to customers under cooperative advertising programs when the related advertisements are run. Total advertising expenses, including cooperative advertising, included within selling, general and administrative expenses amounted to $79.8 million, $88.8 million and $73.6 million in fiscal 2002, 2001 and 2000.

Income Taxes We account for income taxes under the liability method. Deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce a deferred tax asset to that portion which is expected to more likely than not be realized.

Deferred Rent Obligations We account for rent expense under noncancelable operating leases with scheduled rent increases and landlord incentives on a straight-line basis over the lease term. The excess of straight-line rent expense over scheduled payment amounts and landlord incentives is recorded as a deferred liability. Unamortized deferred rent obligations amounted to $43.1 million and $46.8 million at March 30, 2002 and March 31, 2001, and are included in accrued expenses and other, and other noncurrent liabilities in the accompanying consolidated balance sheets.

Foreign Currency Transactions and Translations The financial position and results of operations of our foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at each year end. Results of operations are translated at the average rate of exchange prevailing throughout the period. Translation adjustments arising from differences in exchange rates from period to period are included in other comprehensive income, net of taxes, except for certain foreign-denominated debt. We have designated a portion of our Eurobond (as defined—see Note 7) debt as a hedge of our net investment in a foreign subsidiary. Transaction gains or losses on the unhedged portion resulting from changes in the Eurodollar Rate are recorded in income and amounted to $1.8 million and $5.8 million in fiscal 2002 and 2001. Gains and losses from other foreign currency transactions are included in operating results and were not material.

Financial Instruments We, from time to time, use derivative financial instruments to reduce our exposure to changes in foreign exchange and interest rates. While these instruments are subject to risk of loss from changes in exchange or interest rates, those losses generally would be offset by gains on the related exposure. The accounting for changes in the fair value of a derivative is dependent upon the intended use of the derivative. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133") defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

As described further in Note 9, we have entered into interest rate swap agreements and forward foreign exchange contracts which qualify as cash flow hedges under SFAS No. 133. In accordance with SFAS No. 133, we have recorded the fair value of these derivatives at April 1, 2001 and the resulting net unrealized gain, after taxes, of approximately $4.0 million in other comprehensive income as a cumulative transition adjustment. Also, as described above, we have designated a portion of our Eurobond (as defined—see Note 7) debt as a hedge of our net investment in a foreign subsidiary. Changes in the fair value of the Eurobonds resulting from changes in the Eurodollar Rate, which are attributable to the hedged portion of the debt, are reported net of income taxes in other comprehensive income as an unrealized foreign currency translation adjustment.

Stock Options We use the intrinsic value method to account for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and have adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

Comprehensive Income Other comprehensive income consists of foreign currency translation adjustments, net of taxes, and is reflected in the consolidated statements of stockholders' equity.

Cost of Goods Sold and Selling Expenses Cost of goods sold includes the expenses incurred to acquire and produce inventory for sale, including product costs, freight-in, import costs, as well as reserves for shrinkage. The costs of selling the merchandise, including preparing the merchandise for sale, such as picking, packing, warehousing and order charges, are included in selling, general and administrative expenses.

Shipping and Handling Costs We reflect shipping and handling costs as a component of selling, general and administrative expenses in the consolidated statements of income. The shipping and handling costs approximated $57.4 million, $46.2 million, and $33.5 million, in fiscal years 2002, 2001, and 2000, respectively. As a percent of revenues, they represented 2.7%, 2.3%, and 1.9% in 2002, 2001, and 2000, respectively. We bill our wholesale customers for shipping and handling costs and record such revenues in net sales upon shipment.

Net Income per Share Basic net income per share was calculated by dividing net income by the weighted-average number of shares outstanding during the period, excluding any potential dilution. Diluted net income per share was calculated similarly but includes potential dilution from the exercise of stock options and awards. The difference between the basic and diluted weighted-average shares outstanding is due to the dilutive effect of stock options and restricted stock awards issued under our stock option plans, which were 1,052,376; 673,200; and 108,788 shares for fiscal 2002, 2001, and 2000.

Recent Accounting Pronouncements In July 2001, the Financial Accounting Standards Board, or "FASB," issued SFAS No. 141 and SFAS No. 142. In addition to requiring the use of the purchase method for all business combinations, SFAS No. 141 requires intangible assets that meet certain criteria to be recognized as assets apart from goodwill. SFAS No. 142 addresses accounting and reporting standards for acquired goodwill and other intangible assets and generally, requires that goodwill and indefinite life intangible assets no longer be amortized but be tested for impairment annually. Intangible assets that have finite lives will continue to be amortized over their useful lives. SFAS No. 141 and SFAS No. 142 are effective for the Company's first quarter in the fiscal year ending March 29, 2003 or for any business combinations initiated after June 30, 2001. As a result of these pronouncements, goodwill arising from the acquisitions of PRL Fashions and the Polo Brussels SA store are not being amortized. The Company is currently evaluating the impact of adopting these pronouncements on its consolidated financial position and results of operations. The Company expects a reduction in amortization expense of approximately $9.0 million for fiscal 2003.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the first quarter in the fiscal year ending April 3, 2004. The Company does not expect the adoption of this pronouncement to have a material impact on our consolidated results of operations or financial position.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. However, this Statement retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for the first quarter in the fiscal year ending March 29, 2003. The Company is currently evaluating the impact of adopting this pronouncement on our consolidated results of operations.

In April 2002, the FASB issued SFAS No. 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In addition to amending and rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS No. 145 precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. SFAS No. 145 is effective for our first quarter in the fiscal year ending April 3, 2004. The Company does not expect the adoption of this pronouncement to have a material impact on our consolidated results of operations or financial position.

In April 2001, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-25, Vendor Income Statement Characteristics of Consideration Paid to a Reseller of the Vendor's Products ("EITF No. 00-25"). In November 2001, EITF No. 00-25 was codified in EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). EITF No. 01-09 concluded that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. That presumption is overcome and the consideration characterized as a cost incurred if a benefit is or will be received from the recipient of the consideration if certain conditions are met. The Company adopted this pronouncement in our fourth quarter in the fiscal year ended March 30, 2002 and there was no impact on our consolidated results of operations.

Reclassifications For comparative purposes, certain prior period amounts have been reclassified to conform to the current period's presentation.

3. RESTRUCTURING AND SPECIAL CHARGES

(a) 2001 Operational Plan During the second quarter of fiscal 2001, we completed an internal operational review and formalized our plans to enhance the growth of our worldwide luxury retail business, to better manage inventory and to increase our overall profitability (the "Operational Plan"). The major initiatives of the Operational Plan included: refining our retail strategy; developing efficiencies in our supply chain; and consolidating corporate strategic business functions and internal processes.

In connection with refining our retail strategy, we closed all 12 Polo Jeans Co. full-price retail stores and 11 underperforming Club Monaco retail stores. Costs associated with this aspect of the Operational Plan included lease and contract termination costs, store fixed asset write downs (primarily leasehold improvements of $21.5 million) and severance and termination benefits.

Additionally, as a result of changes in market conditions combined with our change in retail strategy in certain locations in which we operate full-price retail stores, we performed an evaluation of the recoverability of the assets of certain of these stores in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. We concluded from the results of this evaluation that a significant permanent impairment of long-lived assets had occurred. Accordingly, we recorded a write down of these assets (primarily leasehold improvements) to their estimated fair value based on discounted future cash flows.

In connection with the implementation of the Operational Plan, we recorded a pre-tax restructuring charge of $128.6 million in our second quarter of fiscal 2001, subsequently adjusted for a $5.0 million reduction of liabilities in the fourth quarter of fiscal 2001. After extensive review of the Operational Plan, and changes in business conditions in certain markets in which we operate, we made adjustments to the Operational Plan in the fourth quarter of fiscal 2002. We recorded an additional $16.0 million of lease termination costs associated with the closure of our retail stores due to market factors that were less favorable than originally estimated. The major components of the charge and the activity through March 30, 2002, were as follows:

(Dollars in thousands)	SEVERANCE AND TERMINATION BENEFITS	ASSET WRITE DOWNS	LEASE AND CONTRACT TERMINATION COSTS	OTHER COSTS	TOTAL
2001 PROVISION	$ 7,947	$ 98,835	$ 15,638	$ 1,134	$ 123,554
2001 ACTIVITY	(5,005)	(98,835)	(11,469)	(352)	(115,661)
BALANCE AT MARCH 31, 2001	$ 2,942	$ –	$ 4,169	$ 782	$ 7,893
2002 ACTIVITY	$ (2,150)	$ –	$ (6,014)	$ (767)	$ (8,931)
ADDITIONAL PROVISION	–	–	16,000	–	16,000
BALANCE AT MARCH 30, 2002	$ 792	$ –	$ 14,155	$ 15	$ 14,962

Our operational review also targeted our supply chain management as one of the most important areas for improvement. In connection with initiating this aspect of the Operational Plan, we recorded $37.9 million of inventory write downs in our second quarter of fiscal year 2001 associated with our planned acceleration in the reduction of aged inventory. In the fourth quarter of fiscal 2001, we determined that the original provision was not sufficient and recorded additional inventory write downs of $3.6 million. These charges are reflected in cost of goods sold in the accompanying consolidated statement of income.

Our Operational Plan also included the consolidation of certain corporate strategic business functions and internal processes. Costs associated with this aspect of the plan included the termination of operating contracts, streamlining of certain corporate and operating functions, and employee-related matters. These costs aggregated $18.1 million and are included in selling, general and administrative expenses in the accompanying consolidated statement of income.

Total severance and termination benefits as a result of the Operational Plan related to approximately 550 employees, all of whom have been terminated. Total cash outlays related to the Operational Plan are expected to be approximately $40.7 million, $25.7 million of which have been paid through March 30, 2002. We completed the implementation of the Operational Plan in fiscal 2002 and expect to settle the remaining liabilities in fiscal 2003.

(b) 1999 Restructuring Plan During the fourth quarter of fiscal 1999, we formalized our plans to streamline operations within our wholesale and retail operations and reduce our overall cost structure (the "Restructuring Plan"). The major initiatives of the Restructuring Plan included the following: an evaluation of our retail operations and site locations; the realignment and operational integration of our wholesale operating units; and the realignment and consolidation of corporate strategic business functions and internal processes.

In an effort to improve the overall profitability of our retail operations, we closed three Polo stores and three outlet stores that were not performing at an acceptable level. Additionally, we converted two Polo stores and five outlet stores to new concepts expected to be more productive. Costs associated with this aspect of the Restructuring Plan included lease and contract termination costs, store fixed asset (primarily leasehold improvements) and intangible asset write downs and severance and termination benefits.

Our wholesale operations were realigned into two new operating units: Polo Brands and Collection Brands. Aspects of this realignment included: (i) the reorganization of the sales force and retail development areas; (ii) the streamlining of the design and development process; and (iii) the consolidation of the customer service departments. Additionally, we integrated the sourcing and production of our Polo Brands, outlet store and licensees' products into one consolidated unit. Costs associated with the wholesale realignment consisted primarily of severance and termination benefits and lease termination costs. Our review of our corporate business functions and internal processes resulted in a new management structure designed to better align businesses with similar functions and to identify and eliminate duplicative processes. Costs associated with the corporate realignment consisted primarily of severance and termination benefits and lease and contract termination costs.

In connection with the implementation of the Restructuring Plan, we recorded a pre-tax restructuring charge of $58.6 million in our fourth quarter of fiscal 1999. The major components of the restructuring charge and the activity through March 30, 2002, were as follows:

(Dollars in thousands)	SEVERANCE AND TERMINATION BENEFITS	ASSET WRITE DOWNS	LEASE AND CONTRACT TERMINATION COSTS	OTHER COSTS	TOTAL
1999 PROVISION	$ 15,277	$ 17,788	$ 24,665	$ 830	$ 58,560
1999 ACTIVITY	(3,318)	(17,788)	(1,112)	(105)	(22,323)
BALANCE AT APRIL 3, 1999	$ 11,959	$ –	$ 23,553	$ 725	$ 36,237
2000 ACTIVITY	(4,694)	–	(18,675)	(585)	(23,954)
BALANCE AT APRIL 1, 2000	$ 7,265	$ –	$ 4,878	$ 140	$ 12,283
2001 ACTIVITY	(3,019)	–	(3,131)	(140)	(6,290)
BALANCE AT MARCH 31, 2001	$ 4,246	$ –	$ 1,747	$ –	$ 5,993
2002 ACTIVITY	(2,790)	–	(521)	–	(3,311)
BALANCE AT MARCH 30, 2002	$ 1,456	$ –	$ 1,226	$ –	$ 2,682

After extensive review of the Restructuring Plan, and changes in business conditions in certain markets in which we operate, we made adjustments to the Restructuring Plan and incurred other restructuring-related costs in fiscal 2000. These adjustments included the following: (i) a $0.9 million reduction of the liability for lease and contract termination costs resulting from the overestimation of costs associated with the closure and conversion of our retail stores due to improved market conditions; and (ii) a $0.9 million charge for the underestimation of severance and termination benefits recorded in the Restructuring Plan. The above adjustments had no net impact.

Total severance and termination benefits as a result of the Restructuring Plan related to 280 employees, all of whom have been terminated. Total cash outlays related to the Restructuring Plan are approximately $39.5 million, $36.8 million of which have been paid through March 30, 2002. We completed the implementation of the Restructuring Plan in fiscal 2000 and expect to settle the remaining liabilities in accordance with contract terms which extend until fiscal 2003.

4. INVENTORIES

(Dollars in thousands)	MARCH 30, 2002	MARCH 31, 2001
RAW MATERIALS	$ 3,874	$ 7,024
WORK-IN-PROCESS	5,469	6,251
FINISHED GOODS	340,475	412,319
	$ 349,818	$ 425,594

5. PROPERTY AND EQUIPMENT

(Dollars in thousands)	MARCH 30, 2002	MARCH 31, 2001
LAND AND IMPROVEMENTS	$ 3,720	$ 3,408
BUILDINGS	17,250	17,249
FURNITURE AND FIXTURES	258,816	229,824
MACHINERY AND EQUIPMENT	105,136	92,289
LEASEHOLD IMPROVEMENTS	318,734	298,033
	703,656	640,803
LESS: ACCUMULATED DEPRECIATION AND AMORTIZATION	359,820	293,046
	$ 343,836	$ 347,757

6. ACCRUED EXPENSES AND OTHER

(Dollars in thousands)	MARCH 30, 2002	MARCH 31, 2001
ACCRUED OPERATING EXPENSES	$ 74,537	$ 108,441
ACCRUED PAYROLL AND BENEFITS	25,124	37,760
ACCRUED RESTRUCTURING CHARGE	17,644	13,886
ACCRUED SHOP-WITHIN-SHOPS	11,187	15,085
	$ 128,492	$ 175,172

7. FINANCING AGREEMENTS

On June 9, 1997, we entered into a credit facility with a syndicate of banks which consists of a $225.0 million revolving line of credit available for the issuance of letters of credit, acceptances and direct borrowings and matures on December 31, 2002 (the "Credit Facility"). Borrowings under the Credit Facility bear interest, at our option, at a Base Rate equal to the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of one percent, and the prime commercial lending rate of The Chase Manhattan Bank in effect from time to time, or at the Eurodollar Rate (LIBOR) plus an interest margin.

On March 30, 1999, in connection with our acquisition of Club Monaco, we entered into a $100.0 million senior credit facility (the "1999 Credit Facility") with a syndicate of banks consisting of a $20.0 million revolving line of credit and an $80.0 million term loan (the "Term Loan"). The revolving line of credit is available for working capital needs and general corporate purposes and matures on June 30, 2003. The Term Loan was used to finance the acquisition of the stock of Club Monaco and to repay existing indebtedness of Club Monaco. The Term Loan is repayable on June 30, 2003. Borrowings under the 1999 Credit Facility bear interest, at our option, at a Base Rate equal to the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of one percent, and the prime commercial lending rate of The Chase Manhattan Bank in effect from time to time, or at the Eurodollar Rate (LIBOR) plus an interest margin. In April 1999, we entered into interest rate swap agreements with a notional amount of $100.0 million to convert the variable interest rate on the 1999 Credit Facility to a fixed rate of 5.5% (see Note 9).

The Credit Facility and 1999 Credit Facility (the "Credit Facilities") contain customary representations, warranties, covenants and events of default, including covenants regarding maintenance of net worth and leverage ratios, limitations on indebtedness, loans, investments and incurrences of liens, and restrictions on sales of assets and transactions with affiliates. Additionally, the agreements provide that an event of default will occur if Mr. Lauren and related entities fail to maintain a specified minimum percentage of the voting power of our common stock. On October 18, 2000, we received consent from our lenders under the Credit Facilities permitting us to incur the charges we recorded in connection with the Operational Plan (see Note 3) up to specified thresholds.

On November 22, 1999, we issued Euro 275.0 million of 6.125% Notes (the "Eurobonds") due November 2006 (the "Eurobond Offering"). The Eurobonds are listed on the London Stock Exchange. The net proceeds from the Eurobond Offering were $281.5 million based on the Euro exchange rate on the issuance date. A portion of the net proceeds from the issuance was used to finance the acquisition of stock and certain assets of Poloco while the remaining net proceeds were retained for general corporate purposes. Interest on the Eurobonds is payable annually. During fiscal 2002 and 2001, we repurchased Euro 11.9 million and Euro 27.5 million of our outstanding Eurobonds, or $10.6 million and $25.3 million, respectively, based on Euro exchange rates. The loss on this early extinguishment of debt was not material.

In connection with the Poloco acquisition, we assumed borrowings under short-term facilities which represent overdraft positions on bank accounts. These borrowings bore interest at 0.5% to 1.0% over the Euro Overnight Indexed Average which was 3.39%, 5.16% and 3.75% at March 30, 2002, March 31, 2001 and April 1, 2000, respectively.

At March 30, 2002, we had $33.0 million outstanding in direct borrowings, $80.0 million outstanding under the Term Loan and $205.0 million outstanding in Eurobonds based on the year-end Euro exchange rate. We were also contingently liable for $17.2 million in outstanding letters of credit related primarily to commitments for the purchase of inventory. At March 31, 2001, we had $86.1 million outstanding in direct borrowings, $80.0 million outstanding under the Term Loan and $217.0 million outstanding in Eurobonds based on the year-end Euro exchange rate. The Credit Facilities bore interest primarily at the institution's prime rate. The weighted-average interest rate on borrowings was 5.9%, 6.3%, and 6.1% in fiscal 2002, 2001, and 2000, respectively.

8. INCOME TAXES

The components of the provision for income taxes were as follows:

FISCAL YEAR: (Dollars in thousands)	2002	2001	2000
CURRENT:			
FEDERAL	$ 58,529	$ 27,984	$ 71,565
STATE AND LOCAL	6,457	21,605	17,398
FOREIGN	17,297	12,533	5,698
	82,283	62,122	94,661
DEFERRED:			
FEDERAL	15,835	(11,689)	4,527
STATE AND LOCAL	4,672	(12,367)	2,234
FOREIGN	709	626	–
	21,216	(23,430)	6,761
	$ 103,499	$ 38,692	$ 101,422

The foreign and domestic components of income (loss) before income taxes were as follows:

FISCAL YEAR: (Dollars in thousands)	2002	2001	2000
DOMESTIC	$ 287,291	$ 127,071	$ 215,270
FOREIGN	(11,292)	(29,117)	33,616
	$ 275,999	$ 97,954	$ 248,886

The deferred tax assets reflect the net tax effect of temporary differences, primarily net operating loss carryforwards, property and equipment and accounts receivable, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The components of the net deferred tax assets at March 30, 2002 and March 31, 2001 were as follows:

(Dollars in thousands)	MARCH 30, 2002	MARCH 31, 2001
DEFERRED TAX ASSETS:		
NET OPERATING LOSS CARRYFORWARDS	$ 33,390	$ 30,651
PROPERTY AND EQUIPMENT	24,530	27,622
ACCOUNTS RECEIVABLE	5,233	14,785
UNIFORM INVENTORY CAPITALIZATION	6,219	8,217
DEFERRED COMPENSATION	9,206	6,628
RESTRUCTURING RESERVES	8,134	5,106
TRADEMARK EXPENSES	116	4,473
ACCRUED EXPENSES	1,900	2,057
ACCRUED ROYALTY INCOME	–	1,941
OTHER	11,057	13,246
	99,785	114,726
LESS: VALUATION ALLOWANCE	23,761	22,426
	$ 76,024	$ 92,300

We have available Federal net operating loss carryforwards of approximately $13.1 million and state net operating loss carryforwards of approximately $148.0 million for tax purposes to offset future taxable income. The net operating loss carryforwards expire beginning in fiscal 2004. The utilization of the Federal net operating loss carryforwards is subject to the limitations of Internal Revenue Code Section 382 which applies following certain changes in ownership of the entity generating the loss carryforward. As a result of the limitation of Section 382, we believe that approximately $3.3 million of the Federal net operating loss carryforwards will expire and not be utilized. A valuation allowance has been recorded against such net operating losses.

Also, we have available additional state and foreign net operating loss carryforwards of approximately $10.8 million and $62.9 million for which no net deferred tax asset has been recognized. A full valuation allowance has been recorded since we do not believe that we will more likely than not be able to utilize these carryforwards to offset future taxable income. Subsequent recognition of a substantial portion of the deferred tax asset relating to these Federal, state and foreign net operating loss carryforwards would result in a reduction of goodwill recorded in connection with acquisitions. Additionally, we have recorded a valuation allowance against certain other deferred tax assets relating to our Canadian operations. Subsequent recognition of these deferred tax assets, as well as a portion of the foreign net operating loss carryforwards, would result in an income tax benefit in the year of such recognition.

Provision has not been made for United States or additional foreign taxes on approximately $68 million of undistributed earnings of foreign subsidiaries. Those earnings have been and will continue to be reinvested. These earnings could become subject to tax if they were remitted as dividends, if foreign earnings were lent to PRLC or a subsidiary or U.S. affiliate of PRLC, or if the stock of the subsidiaries were sold. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practical. We believe that the amount of the additional taxes that might be payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by United States foreign tax credits.

The historical provision for income taxes in fiscal 2002, 2001 and 2000 differs from the amounts computed by applying the statutory Federal income tax rate to income before income taxes due to the following:

FISCAL YEAR: (Dollars in thousands)	2002	2001	2000
PROVISION FOR INCOME TAXES AT STATUTORY FEDERAL RATE	$ 96,600	$ 34,284	$ 87,110
INCREASE (DECREASE) DUE TO:			
STATE AND LOCAL INCOME TAXES, NET OF FEDERAL BENEFIT	7,233	6,005	12,761
FOREIGN INCOME TAXES, NET	(7,308)	(2,499)	753
OTHER	6,974	902	798
	$ 103,499	$ 38,692	$ 101,422

9. FINANCIAL INSTRUMENTS

In April 1999, we entered into interest rate swap agreements with commercial banks which expire in 2003 to hedge against interest rate fluctuations. The swap agreements effectively convert borrowings under the 1999 Credit Facility from variable rate to fixed rate obligations. Under the terms of these agreements, we make payments at a fixed rate of 5.5% and receive payments from the counterparty based on the notional amount of $100.0 million at a variable rate based on the London Inter-Bank Offer Rate ("LIBOR"). The net interest paid or received on this arrangement is included in interest expense. The fair value of these agreements was based upon the estimated amount that we would have to pay to terminate the agreements, as determined by the financial institutions. The fair value of these agreements was an unrealized loss of $2.6 million at March 30, 2002, of which, approximately $2.3 million is expected to be reclassified into earnings during fiscal 2003; and an unrealized loss of $1.4 million at March 31, 2001.

We enter into forward foreign exchange contracts as hedges relating to identifiable currency positions to reduce our risk from exchange rate fluctuations on inventory purchases. Gains and losses on these contracts are deferred and recognized as adjustments to the basis of those assets. At March 30, 2002, we had foreign exchange contracts outstanding as follows: (i) to deliver Euro 39.3 million in fiscal 2003 in exchange for $34.6 million; and (ii) to deliver 12.7 million British Pounds in fiscal 2003 in exchange for $18.0 million. The fair value of these contracts resulted in an unrealized gain of approximately $0.4 million at March 30, 2002. At March 31, 2001, we had foreign exchange contracts outstanding as follows: (i) to receive 60 million French Francs in fiscal 2001 in exchange for 5.6 million British Pounds; (ii) to deliver 279 million French Francs in fiscal 2001 in exchange for $50.0 million; (iii) to deliver 1.5 million British Pounds in fiscal 2001 in exchange for Euro 2.5 million; and (iv) to deliver $1.3 million in fiscal 2001 in exchange for Euro 1.5 million. The fair value of these contracts resulted in an unrealized gain of approximately $10.0 million at March 31, 2001.

The carrying amounts of financial instruments reported in the accompanying consolidated balance sheets at March 30, 2002, and March 31, 2001, approximated their estimated fair values, except for the Eurobonds, primarily due to either the short-term maturity of the instruments or their adjustable market rate of interest. The fair value of the Eurobonds, net of discounts, was $205.4 million and $217.1 million as of March 30, 2002 and March 31, 2001, based on its quoted market price as listed on the London Stock Exchange. In addition, because we have designated a portion of our Eurobond (as defined—see Note 7) debt as a hedge of our net investment in a foreign subsidiary, changes in the fair value of the Eurobonds resulting from changes in the Eurodollar Rate, which are attributable to the hedged portion of the debt, are reported net of income taxes in other comprehensive income as an unrealized foreign currency translation adjustment.

Considerable judgment is required in interpreting certain market data to develop estimated fair values for certain financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange.

10. CONCENTRATION OF CREDIT RISK

We sell our merchandise primarily to major upscale department stores across the United States and extend credit based on an evaluation of the customer's financial condition generally without requiring collateral. Credit risk is driven by conditions or occurrences within the economy and the retail industry and is principally dependent on each customer's financial condition. A decision by the controlling owner of a group of stores or any substantial customer to decrease the amount of merchandise purchased from us or to cease carrying our products could have a material adverse effect. We had three customers who in aggregate constituted approximately 35% and 52% of trade accounts receivable outstanding at March 30, 2002 and March 31, 2001.

We had three significant customers who accounted for approximately 10%, 9% and 9% each of net sales, in fiscal 2002. We had three significant customers who accounted for approximately 11%, 10% and 10% each of net sales in fiscal 2001, and for approximately 12%, 11% and 10% each of net sales in fiscal 2000. Additionally, we had four significant licensees who in aggregate constituted approximately 55%, 53% and 58% of licensing revenue in fiscal 2002, 2001 and 2000.

We monitor credit levels and the financial condition of our customers on a continuing basis to minimize credit risk. We believe that adequate provision for credit loss has been made in the accompanying consolidated financial statements.

We are also subject to concentrations of credit risk with respect to our cash and cash equivalents, marketable securities, interest rate swap agreements and forward foreign exchange contracts which we attempt to minimize by entering into these arrangements with major banks and financial institutions and investing in high-quality instruments. We do not expect any counterparties to fail to meet their obligations.

11. EMPLOYEE BENEFITS

Profit Sharing Retirement Savings Plans We sponsor two defined contribution benefit plans covering substantially all eligible U.S. employees not covered by a collective bargaining agreement. The plans include a savings plan feature under Section 401(k) of the Internal Revenue Code. We make discretionary contributions to the plans and contribute an amount equal to 50% of the first 6% of an employee's contribution. Under the terms of the plans, a participant is 100% vested in our matching and discretionary contributions after five years of credited service. Contributions under these plans approximated $6.0 million, $7.4 million and $4.3 million in fiscal 2002, 2001 and 2000.

Union Pension We participate in a multi-employer pension plan and are required to make contributions to the Union of Needletrades Industrial and Textile Employees (the "Union") for dues based on wages paid to union employees. A portion of these dues is allocated by the Union to a retirement fund which provides defined benefits to substantially all unionized workers. We do not participate in the management of the plan and have not been furnished with information with respect to the type of benefits provided, vested and nonvested benefits or assets.

Under the Employee Retirement Income Security Act of 1974, as amended, an employer, upon withdrawal from or termination of a multi-employer plan, is required to continue funding its proportionate share of the plan's unfunded vested benefits. Such withdrawal liability was assumed in conjunction with the acquisition of certain assets from a nonaffiliated licensee. We have no current intention of withdrawing from the plan.

Deferred Compensation We have deferred compensation arrangements for certain key executives which generally provide for payments upon retirement, death or termination of employment. The amounts accrued under these plans were $20.3 million and $18.1 million at March 30, 2002, and March 31, 2001, and are reflected in other noncurrent liabilities in the accompanying consolidated balance sheets. Total compensation expense related to these compensation arrangements was $3.6 million, $3.2 million and $2.6 million in fiscal 2002, 2001 and 2000. We fund a portion of these obligations through the establishment of trust accounts on behalf of the executives participating in the plans. The trust accounts are reflected in other assets in the accompanying consolidated balance sheets.

12. COMMON STOCK

All of our outstanding Class B common stock is owned by Mr. Ralph Lauren and related entities and all of our outstanding Class C common stock is owned by certain investment funds affiliated with The Goldman Sachs Group, Inc. (collectively, the "GS Group"). Shares of Class B common stock are convertible at any time into shares of Class A common stock on a one-for-one basis and may not be transferred to anyone other than affiliates of Mr. Lauren. Shares of Class C common stock are convertible at any time into shares of Class A common stock on a one-for-one basis and may not be transferred to anyone other than members of the GS Group. The holders of Class A common stock generally have rights identical to holders of Class B common stock and Class C common stock, except that holders of Class A common stock and Class C common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. Holders of all classes of common stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except for the election and the removal of directors and as otherwise required by applicable law. Class A common stock, Class B common stock and Class C common stock are collectively referred to herein as "common stock."

13. STOCK INCENTIVE PLANS

On June 9, 1997, our Board of Directors adopted the 1997 Long-Term Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan authorizes the grant of awards to any officer or other employee, consultant to, or director with respect to a maximum of 10.0 million shares of our Class A common stock (the "Shares"), subject to adjustment to avoid dilution or enlargement of intended benefits in the event of certain significant corporate events, which awards may be made in the form of: (i) nonqualified stock options; (ii) stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code; (iii) stock appreciation rights; (iv) restricted stock and/or restricted stock units; (v) performance awards; and (vi) other stock-based awards. On June 13, 2000, our Board of Directors increased the maximum number of Shares that can be granted under the Stock Incentive Plan to 20.0 million shares, which was approved by the stockholders on August 17, 2000. At March 30, 2002, we had 8.8 million Shares reserved for issuance under this plan.

On June 9, 1997, our Board of Directors adopted the 1997 Stock Option Plan for Non-Employee Directors (the "Non-Employee Directors Plan"). Under the Non-Employee Directors Plan, grants of options to purchase up to 500,000 Shares may be granted to non-employee directors. Stock options vest in equal installments over two years and expire ten years from the date of grant. In fiscal 2002, 2001 and 2000, our Board of Directors granted options to purchase 19,500, 12,250, and 12,000 Shares with exercise prices equal to the stock's fair market value on the date of grant. At March 30, 2002, we had 390,250 options reserved for issuance under this plan.

Stock options were granted in fiscal 2002, 2001, and 2000 under the plans with an exercise price equal to the stock's fair market value on the date of grant. These options vest in equal installments primarily over three years for officers and other key employees and over two years for all remaining employees and non-employee directors. The options expire ten years from the date of grant. No compensation cost has been recognized in the accompanying consolidated financial statements in accordance with APB No. 25. If compensation cost had been recognized for stock options granted under the plans based on the fair value of the stock options at the grant date in accordance with SFAS No. 123, our historical net income and net income per share in fiscal 2002, 2001 and 2000 would have been reduced to the following pro forma amounts:

FISCAL YEAR: (Dollars in thousands, except per share data)	2002	2001	2000
PRO FORMA NET INCOME	$ 151,313	$ 43,120	$ 128,000
PRO FORMA NET INCOME PER SHARE–			
BASIC	$ 1.55	$ 0.45	$ 1.29
DILUTED	$ 1.54	$ 0.45	$ 1.29

We used the Black-Scholes option-pricing model to determine the fair value of grants made. The weighted-average fair value of options granted was $22.03, $11.14 and $12.33 per share in fiscal 2002, 2001 and 2000. The following assumptions were applied in determining the fair value of options granted:

FISCAL YEAR:	2002	2001	2000
RISK-FREE INTEREST RATE	4.65%	6.35%	5.81%
EXPECTED DIVIDEND YIELD	0%	0%	0%
WEIGHTED-AVERAGE EXPECTED OPTION LIFE	6.0 yrs.	6.0 yrs	6.0 yrs.
EXPECTED STOCK PRICE VOLATILITY	105.0%	85.0%	65.0%

Stock option activity for the Stock Incentive Plan and Non-Employee Directors Plan in fiscal 2002, 2001 and 2000 was as follows:

(Shares in thousands)	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
BALANCE AT APRIL 3, 1999	5,298	$ 26.53
GRANTED	2,767	19.07
EXERCISED	–	–
FORFEITED	(815)	25.64
BALANCE AT APRIL 1, 2000	7,250	$ 23.77
GRANTED	2,831	14.73
EXERCISED	(449)	22.95
FORFEITED	(764)	22.00
BALANCE AT MARCH 31, 2001	8,868	$ 20.79
GRANTED	2,450	26.59
EXERCISED	(1,155)	21.20
FORFEITED	(709)	21.75
BALANCE AT MARCH 30, 2002	9,454	$ 22.16

Additional information relating to options outstanding as of March 30, 2002, was as follows:

RANGE OF EXERCISE PRICES	NUMBER *OUTSTANDING*	WEIGHTED-AVERAGE REMAINING CONTRACTUAL *LIFE*	WEIGHTED-AVERAGE EXERCISE PRICE OF OPTIONS *OUTSTANDING*	NUMBER *EXERCISABLE*	WEIGHTED-AVERAGE EXERCISE PRICE OF EXERCISABLE *OPTIONS*
$13.94 - $17.06	2,130	8.2	$ 14.33	711	$ 14.34
$17.13 - $19.56	1,666	7.2	19.01	1,121	19.02
$20.19 - $25.69	299	7.9	21.86	157	21.51
$26.00 - $29.91	5,359	7.1	26.74	3,054	26.77
	9,454	7.4	$ 22.16	5,044	$ 23.13

In March 1998, our Board of Directors authorized the repurchase, subject to market conditions, of up to $100.0 million of our Shares. Share repurchases were made in the open market over the two-year period which commenced April 1, 1998. The Board of Directors authorized the extension of the stock repurchase program through March 31, 2004. Shares acquired under the repurchase program will be used for stock option programs and for other corporate purposes. The repurchased shares have been accounted for as treasury stock at cost. As of March 30, 2002, we had repurchased 3,876,506 shares of our Class A common stock at an aggregate cost of $73.2 million.

14. COMMITMENTS AND CONTINGENCIES

Leases We lease office, warehouse and retail space and office equipment under operating leases which expire through 2029. As of March 30, 2002, aggregate minimum annual rental payments under noncancelable operating leases with lease terms in excess of one year were payable as follows:

FISCAL YEAR ENDING: (Dollars in thousands)	
2003	$ 83,218
2004	77,090
2005	71,122
2006	62,270
2007	52,395
THEREAFTER	306,952
	$ 653,047

Rent expense charged to operations was $83.2 million, $75.6 million and $66.7 million, net of sublease income of $0.4 million, $2.2 million and $1.7 million, in fiscal 2002, 2001 and 2000. Substantially all outlet and retail store leases provide for contingent rentals based upon sales and require us to pay taxes, insurance and occupancy costs. Certain rentals are based solely on a percentage of sales, and one significant lease requires a fair market value adjustment at January 1, 2004. Contingent rental charges included in rent expense were $6.2 million, $6.1 million and $5.3 million in fiscal 2002, 2001 and 2000.

Employment Agreements We are party to employment agreements with certain executives which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

Taxes The predecessor of Poloco, which we acquired in January 2000, has been subject to a tax audit in France for the years 1996, 1997 and 1998. In late December 1999, the French tax authorities issued a notification preliminarily advising that additional taxes, penalties and interest would be due for the years in question. Poloco and its former parent, S.A. Louis Dreyfus ("Dreyfus") are contesting the assessment. We are indemnified by Dreyfus under the purchase agreement.

Legal Matters In January 1999, two actions were filed in California naming as defendants more than a dozen United States-based companies that source apparel garments from Saipan (Commonwealth of the Northern Mariana Islands) and a large number of Saipan-based factories. The actions assert that the Saipan factories engage in unlawful practices relating to the recruitment and employment of foreign workers and that the apparel companies, by virtue of their alleged relationships with the factories, have violated various Federal and state laws. One action, filed in California Superior Court in San Francisco by a union and three public interest groups, alleges unfair competition and false advertising and seeks equitable relief, unspecified amounts for restitution and disgorgement of profits, interest and an award of attorney's fees. The second, filed in Federal Court for the Central District of California and subsequently transferred to the United States District Court for the District of Hawaii and then to the United States District Court in Saipan, was brought on behalf of a purported class consisting of the Saipan factory workers. It alleges claims under the Federal civil RICO statute, Federal peonage and involuntary servitude laws, the Alien Tort Claims Act, and state tort law, and seeks equitable relief and unspecified damages, including treble and punitive damages, interest and an award of attorney's fees. Although we were not named as a defendant in these suits, we source products in Saipan, and counsel for the plaintiffs in these actions informed us that we are a potential defendant in these or similar actions. We have since entered into an agreement, together with other potential defendants, to settle any claims for nonmaterial consideration. The settlement is subject to court approval. On May 10, 2002, the Federal Court certified the plaintiff class and granted preliminary approval of the settlement agreement. A hearing on final approval is expected to be held after notice of the settlement is sent to potential settlement class members. Certain non-settling defendants have filed a petition with the United States Court of Appeals for the Ninth Circuit for permission to appeal the class certification. We have denied any liability and are not in a position to evaluate the likelihood of a favorable or unfavorable outcome if the final approval of the settlement is not received and litigation proceeds.

As part of the settlement, we were named as a defendant, along with certain other apparel companies, in a State Court action in California styled Union of Needletrades Industrial and Textile Employees, et al. v. Brylane, L.P., et al., in the San Francisco County Superior Court, and in a Federal Court action styled Doe I et. al. V. Brylane, L.P. et. al. In the United States District Court for the District of Hawaii, that mirrors portions of the larger State and Federal Court actions but does not include RICO and certain of the other claims alleged in those actions. The California action was subsequently dismissed as part of the settlement, and the federal action was transferred to the United States District Court of Saipan. The federal action is expected to remain inactive unless settlement is not finally approved by the Federal Court.

On October 1, 1999, we filed a lawsuit against the United States Polo Association Inc., Jordache, Ltd. and certain other entities affiliated with them, alleging that the defendants were infringing on our famous trademarks. This lawsuit continues to proceed as both sides are awaiting the court's decision on various motions. In connection with this lawsuit, on July 19, 2001, the United States Polo Association and Jordache filed a lawsuit against us in the United States District Court for the Southern District of New York. This suit, which is effectively a counterclaim by them in connection with the original trademark action, asserts claims related to our actions in connection with our pursuit of claims against the United States Polo Association and Jordache for trademark infringement and other unlawful conduct. Their claims stem from our contacts with the United States Polo Association's and Jordache's retailers in which we informed these retailers of our position in the original trademark action. The United States Polo Association and Jordache seek $50 million in compensatory damages and $50 million in punitive damages from us. This new suit has been consolidated with the original trademark action for purposes of discovery and trial. We believe that the United States Polo Association's and Jordache's claims are substantially without merit and intend to pursue our claims and defend against those of the United States Polo Association and Jordache vigorously.

We are from time to time involved in legal claims, involving trademark and intellectual property, licensing, employee relations and other matters incidental to our business. In our opinion, the resolution of any matter currently pending will not have a material adverse effect on our consolidated financial condition or results of operations.

15. QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of certain unaudited quarterly financial information for fiscal 2002 and 2001 (see Basis of Presentation and Organization—(b) Consolidation of European Entities—Change in Reporting Period and Note 3):

FISCAL 2002 (Dollars in thousands, except per share data)	JUNE 30, 2001	SEPT. 29, 2001	DEC. 29, 2001	MAR. 30, 2002
NET REVENUES	$ 517,829	$ 595,695	$ 617,095	$ 633,088
GROSS PROFIT	262,361	285,640	287,009	311,793
NET INCOME	31,051	47,810	45,614	48,025
NET INCOME PER SHARE–				
BASIC	$ 0.32	$ 0.49	$ 0.47	$ 0.49
DILUTED	0.32	0.49	0.46	0.48
SHARES OUTSTANDING–BASIC	97,109	97,437	97,506	97,814
SHARES OUTSTANDING–DILUTED	98,493	98,483	98,504	99,146

FISCAL 2001 (Dollars in thousands, except per share data)	JULY 1, 2000	SEPT. 30, 2000	DEC. 30, 2000	MAR. 31, 2001
NET REVENUES	$ 487,297	$ 586,217	$ 613,740	$ 538,520
GROSS PROFIT	252,547	250,133	297,520	262,847
NET INCOME (LOSS)	23,983	(62,821)	50,603	47,497
NET INCOME (LOSS) PER SHARE–				
BASIC	$ 0.25	$ (0.65)	$ 0.52	$ 0.49
DILUTED	0.25	(0.65)	0.52	0.48
SHARES OUTSTANDING–BASIC	97,092	96,713	96,530	96,740
SHARES OUTSTANDING–DILUTED	97,350	97,256	97,347	98,164

16. SEGMENT REPORTING

We have three reportable business segments: wholesale, retail and licensing. Our reportable segments are individual business units that offer different products and services. The segments are managed separately because each segment requires different strategic initiatives, promotional campaigns, marketing, and advertising, based upon its own individual positioning in the market. Additionally, these segments reflect the reporting basis used internally by senior management to evaluate performance and the allocation of resources.

Our wholesale segment consists of two operating units: Polo Brands and Collection Brands. Each unit designs, sources, markets and distributes discrete brands. Both units primarily sell products to major department and specialty stores and to our owned and licensed retail stores.

The retail segment operates two types of stores: outlet and full-price stores, including flagship stores. The stores sell our products purchased from our wholesale segment, our licensees and our suppliers.

The licensing segment, which consists of product, international and Ralph Lauren Home, generates revenues from royalties through its licensing alliances. The licensing agreements grant the licensee rights to use our various trademarks in connection with the manufacture and sale of designated products in specified geographical areas.

The accounting policies of the segments are consistent with those described in Note 2, Significant Accounting Policies. Intersegment sales and transfers are recorded at cost and treated as a transfer of inventory. All intercompany revenues and profits or losses are eliminated in consolidation. We do not review these sales when evaluating segment performance. We evaluate each segment's performance based upon income or loss from operations before interest, nonrecurring gains and losses and income taxes. Corporate overhead expenses are allocated to each segment based upon each segment's usage of corporate resources.

Our net revenues, income from operations, depreciation and amortization expense and capital expenditures for fiscal 2002, 2001 and 2000 and total assets as of March 30, 2002, March 31, 2001 and April 1, 2000, for each segment were as follows:

FISCAL YEAR: (Dollars in thousands)	2002	2001	2000
NET REVENUES:			
WHOLESALE	$ 1,198,060	$ 1,053,842	$ 885,246
RETAIL	924,273	928,577	833,980
LICENSING	241,374	243,355	236,302
	$ 2,363,707	$ 2,225,774	$ 1,955,528
INCOME FROM OPERATIONS:			
WHOLESALE	$ 158,401	$ 127,040	$ 81,139
RETAIL	18,799	27,710	26,176
LICENSING	132,012	145,598	149,900
	309,212	300,348	257,215
LESS: UNALLOCATED RESTRUCTURING AND SPECIAL CHARGES	16,000	183,127	–
ADD: CUMULATIVE EFFECT OF PRE-TAX ACCOUNTING CHANGE	–	–	6,696
	$ 293,212	$ 117,221	$ 263,911
DEPRECIATION AND AMORTIZATION:			
WHOLESALE	$ 33,246	$ 31,642	$ 23,004
RETAIL	37,877	35,896	36,393
LICENSING	12,796	11,061	6,883
	$ 83,919	$ 78,599	$ 66,280
CAPITAL EXPENDITURES:			
WHOLESALE	$ 48,829	$ 20,957	$ 16,219
RETAIL	19,182	57,836	60,778
LICENSING	4,571	6,217	3,813
CORPORATE	15,426	20,160	41,200
	$ 88,008	$ 105,170	$ 122,010

(Dollars in thousands)	MARCH 30, 2002	MARCH 31, 2001	APRIL 1, 2000
TOTAL ASSETS:			
WHOLESALE	$ 591,680	$ 604,834	$ 524,223
RETAIL	534,036	528,836	596,989
LICENSING	161,912	154,714	202,090
CORPORATE	461,869	337,709	297,260
	$ 1,749,497	$ 1,626,093	$ 1,620,562

Our net revenues for fiscal 2002, 2001 and 2000, and our long-lived assets as of March 30, 2002, and March 31, 2001, by geographic location were as follows:

FISCAL YEAR: (Dollars in thousands)	2002	2001	2000
NET REVENUES:			
UNITED STATES	$ 1,895,320	$ 1,875,223	$ 1,802,246
FOREIGN COUNTRIES	468,387	350,551	153,282
	$ 2,363,707	$ 2,225,774	$ 1,955,528

	MARCH 30, 2002	MARCH 31, 2001
LONG-LIVED ASSETS:		
UNITED STATES	$ 269,550	$ 305,085
FOREIGN COUNTRIES	74,286	42,672
	$ 343,836	$ 347,757

SELECTED FINANCIAL DATA

FISCAL YEAR ENDED: (Dollars in thousands, except share and per share data)	MARCH 30, 2002	MARCH 31, 2001	APRIL 1, 2000	APRIL 3, 1999	MARCH 28, 1998
STATEMENT OF INCOME:					
NET SALES	$ 2,122,333	$ 1,982,419	$ 1,719,226	$ 1,518,850	$ 1,313,425
LICENSING REVENUE	241,374	243,355	236,302	208,009	167,119
NET REVENUES	2,363,707	2,225,774	1,955,528	1,726,859	1,480,544
COST OF GOODS SOLD	1,216,904	1,162,727	1,002,390	904,586	759,988
GROSS PROFIT	1,146,803	1,063,047	953,138	822,273	720,556
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	837,591	822,272	689,227	608,128	520,801
RESTRUCTURING CHARGE	16,000	123,554	–	58,560	–
INCOME FROM OPERATIONS	293,212	117,221	263,911	155,585	199,755
FOREIGN CURRENCY GAINS	1,820	5,846	–	–	–
INTEREST EXPENSE	(19,033)	(25,113)	(15,025)	(2,759)	(159)
INCOME BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	275,999	97,954	248,886	152,826	199,596
PROVISION FOR INCOME TAXES	103,499	38,692	101,422	62,276	52,025
INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	172,500	59,262	147,464	90,550	147,571
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET	–	–	3,967	–	–
NET INCOME	$ 172,500	$ 59,262	$ 143,497	$ 90,550	$ 147,571
INCOME PER SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE–BASIC	$ 1.77	$ 0.61	$ 1.49	$ 0.91	
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET PER SHARE	–	–	0.04	–	
NET INCOME PER SHARE–BASIC	$ 1.77	$ 0.61	$ 1.45	$ 0.91	
INCOME PER SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE–DILUTED	$ 1.75	$ 0.61	$ 1.49	$ 0.91	
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET PER SHARE	–	–	0.04	–	
NET INCOME PER SHARE–DILUTED	$ 1.75	$ 0.61	$ 1.45	$ 0.91	
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING–BASIC	97,470,342	96,773,282	98,926,993	99,813,328	
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING–DILUTED	98,522,718	97,446,482	99,035,781	99,972,152	

(Dollars in thousands)	MARCH 30, 2002	MARCH 31, 2001	APRIL 1, 2000	APRIL 3, 1999	MARCH 28, 1998
BALANCE SHEET DATA:					
CASH AND CASH EQUIVALENTS	$ 238,774	$ 102,219	$ 164,571	$ 44,458	$ 58,755
WORKING CAPITAL	616,286	462,144	446,663	331,482	354,206
INVENTORIES	349,818	425,594	390,953	376,860	298,485
TOTAL ASSETS	1,749,497	1,626,093	1,620,562	1,104,584	825,130
TOTAL DEBT	318,402	383,100	428,838	159,717	337
STOCKHOLDERS' EQUITY	998,195	809,309	772,437	658,905	584,326

BOARD OF DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS

RALPH LAUREN
Chairman and Chief Executive Officer
Polo Ralph Lauren Corporation

ARNOLD H. ARONSON
Senior Advisor
Kurt Salmon Associates

FRANK A. BENNACK, JR.
Chairman of the Executive Committee and
Vice Chairman of the Board of Directors
The Hearst Corporation

DR. JOYCE F. BROWN
President
Fashion Institute of Technology

ROGER N. FARAH
President and Chief Operating Officer
Polo Ralph Lauren Corporation

JOEL L. FLEISHMAN
Professor of Law and Public Policy Studies
Duke University

RICHARD A. FRIEDMAN
Managing Director
Goldman, Sachs & Co.

F. LANCE ISHAM
Vice Chairman
Polo Ralph Lauren Corporation

JUDITH A. McHALE
President and Chief Operating Officer
Discovery Communications, Inc.

TERRY S. SEMEL
Chairman and Chief Executive Officer
Yahoo! Inc.

CORPORATE OFFICERS

RALPH LAUREN
Chairman and Chief Executive Officer

F. LANCE ISHAM
Vice Chairman

ROGER N. FARAH
President and Chief Operating Officer

DOUGLAS L. WILLIAMS
Group President

GERALD M. CHANEY
Senior Vice President of Finance and
Chief Financial Officer

MITCHELL A. KOSH
Senior Vice President
Human Resources

DIVISION HEADS

BRIDGET RYAN BERMAN
President and Chief Operating Officer
Polo Retail Group

BUFFY BIRRITTELLA
Executive Vice President
Women's Design and Advertising

CHARLES E. FAGAN
President
Polo Retail Corporation

JAMES D. GUNDELL
President
Factory Store Concepts

JOY HERFEL
President
Polo Ralph Lauren Menswear

JEROME LAUREN
Executive Vice President
Men's Design

GIAN LUIGI LONGINOTTI-BUITONI
President and Chief Operating Officer
Polo Europe

JOHN MEHAS
President and Chief Executive Officer
Club Monaco

ALFREDO V. PAREDES
Executive Vice President
Creative Services, Polo Store Development
and Home Collection Design Studio

KENNETH J. ROOD
President
Ralph Lauren Home

CHERYL L. STERLING-UDELL
President
Ralph Lauren Womenswear

NANCY VIGNOLA
President
New Business Development

CORPORATE OFFICES

650 MADISON AVENUE
NEW YORK, NY 10022
(212)318.7000

INVESTOR RELATIONS

NANCY S. MURRAY
VICE PRESIDENT, INVESTOR RELATIONS
650 MADISON AVENUE
NEW YORK, NY 10022
(212)813.7862

Polo Ralph Lauren Corporation's
Class A Common Stock is listed
on the New York Stock Exchange.
TICKER SYMBOL: RL

ANNUAL MEETING

AUGUST 15, 2002, 9:30 A.M.
ST. REGIS HOTEL
2 EAST 55TH STREET
NEW YORK, NY 10022

REGISTRAR AND TRANSFER AGENT

THE BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NY 10286
(800)524.4458

INDEPENDENT AUDITORS

DELOITTE & TOUCHE LLP
TWO WORLD FINANCIAL CENTER
NEW YORK, NY 10281